Exhibit 99.2



2024
Environmental, Social and Governance Report

ZTO Express (Cayman) Inc.

Bringing Happiness to More People through Our Services

NYSE: ZTO
SEHK: 2057.HK


CONTENTS

Bringing Happiness to More People through Our Services

About the Report

Introduction

This report is the eighth Environmental, Social and Governance Report (hereinafter referred to as "this report" or "ESG report") released by ZTO Express(Cayman) Inc. As used in this report,"ZTO","ZTO Express","the Company" and "we" refer to ZTO Express (Cayman) Inc. and its subsidiaries. The purpose of this report is to provide factual disclosure of the Company's ESG performance and fulfillment practices with respect to shareholders, customers, partners, employees, the environment, communities and other key stakeholders. Unless otherwise stated, this report covers the financial year from January 1,2024 to December 31,2024 (the "reporting period").

References

This report is prepared with reference to the requirements applicable to the reporting period under Environmental, Social and Governance Reporting Code (formerly known as Environmental, Social and Governance Reporting Guide) set out in Appendix C2 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HKEX ESG Reporting Code") , the Global Reporting Initiative Standards (GRI Standards) published by the Global Sustainability Standards Board (GSSB), the Chinese Enterprise Social Responsibility Report Guidelines (CASS-ESG 5.0) issued by the Chinese Academy of Social Sciences, and the United Nations Sustainable Development Goals Corporate Action Guide (SDGs). This preparation of this report is subject to the following principles:

Materiality: The materiality of the ESG issues is determined by the Board, and stakeholder communication, identification of materiality issues, and materiality issues matrix have all been disclosed in this report.

Quantitative: The measurement standards, methodologies, assumptions and/or calculation tools of the key performance indicators in this report, as well as the source of the conversion factors used, have been explained in the report's explanatory notes.

Balance: This report presents the Company's performance during the reporting period in an unbiased manner, avoiding selections, omissions, or presentation formats that might improperly influence the decisions or judgments of readers of the report.

Consistency: Unless otherwise stated, the statistical methods and scope used in the disclosure of data in this report are consistent with those used in previous years.

To facilitate readers' reference, an index of ESG indicators is provided in Appendix II to this report.

Scope and boundary

Unless otherwise stated, the scope of the policies and data provided in this report are consistent with those referred to in the annual report.

Data source and reliability commitment

The data and cases in the report are mainly obtained from the statistical reports and relevant files of the Company, and reviewed by various departments. The Board undertakes that the report does not contain any false records or misleading statements and that Board is responsible for the authenticity, accuracy and completeness of the report.

Confirmation and approval

This report was approved by the Board on March 18, 2025.

Access and contact information

Readers may access the electronic version of this report on the official website of Hong Kong Stock Exchange at www.hkexnews.hk, or the "Investor Relationship" section of the Company's official website at www.zto.com. If you have any comments or suggestions on the Company's environmental, social and governance disclosures and performance, please contact us through the following means.

Address of ZTO headquarters: 1685 Huazhi Road, Huaxin Town, Qingpu District, Shanghai

Postal Code : 201708

Tel: 95311

E-mail: ga@zto.com

Chairman's Message



Chairman of the Board of Directors and Chief Executive Officer
Lai Meisong

The year 2024 marked a critical juncture for China's express delivery industry as it advanced toward high-quality development. It was also a pivotal moment for ZTO Express as we anchor ourselves to this vision, fully embracing our strategy of "Service First, Action Foremost." Standing at the intersection of industry transformation and new opportunities, we were entrusted with the mission of elevating China's express delivery sector to new heights. With unwavering commitment and steadfast actions, we forged ahead to write a new chapter in ZTO's journey.

China's express delivery market holds vast potential and promising prospects. With our five core advantages—scale, cost efficiency, infrastructure, brand, and network—ZTO Express continued to lead the industry. In 2024, we thoroughly implemented the directives set forth in the National Postal Management Conference, upholding the dual priorities of "development" and "safety." Guided by our key action framework—strengthening safety, enhancing capabilities, improving service, boosting efficiency, ensuring transparency, fostering vitality, promoting synergy, securing execution, building last-mile capabilities, and strengthening our teams—we took concrete steps to achieve our goals. We recognized that safety is the foundation of development, efficiency is the lifeline of competition, and service is the essence of our brand. Through digital empowerment, process optimization, and last-mile network enhancement, we not only improved timeliness and service quality but also built a solid safety moat for all our partners.

In response to climate change, ZTO proactively embraces its green mission. In 2024, we continued advancing our "Green Logistics" initiatives by expanding the use of new energy vehicles and photovoltaic power generation, promoting biodegradable packaging and reusable transfer bags, developing eco-friendly facilities, and exploring carbon footprint tracking systems. Through these efforts, ZTO aims to provide industry-leading solutions for sustainable logistics.

Innovation is the driving force behind our progress. We leveraged technology to redefine logistics value—introducing a full-chain traceability system for operations, AI-powered digital twin and visualization systems for sorting, and customized services for high-value segments such as fresh produce and flowers, achieving a customer satisfaction rate of 96%. Furthermore, by strengthening our cross-border direct routes and overseas warehouse network, we are enabling "Made in China" products to seamlessly connect with global markets.

Success belongs to those who share a common vision; growth thrives in unity and perseverance. ZTO's achievements today are inseparable from the dedication and hard work of our 500,000 partners across the network. We firmly believe that the sweat of our frontline couriers, the steadfast commitment of our service outlets, the strategic coordination at the provincial level, and the synergy of our headquarters are our most valuable assets. In 2024, we continued to enhance our employee care system—offering skills training, career advancement pathways, and comprehensive rights protection—ensuring that every hardworking individual experiences fulfillment, belonging, and happiness. Meanwhile, we upheld our "Green Logistics" mission through sustainable initiatives,

including energy conservation, waste reduction, recyclable packaging, and new energy applications, further strengthening our corporate responsibility.

As we embark on this new journey, where challenges and opportunities coexist, all ZTO employees must navigate forward with "determination, confidence, and perseverance" as our oars and "innovation, collaboration, and execution" as our sails. With precise coordination from corporate functions, efficient guidance at the provincial level, resilient execution at service outlets, and relentless dedication from frontline teams, we will break new ground, seize industry opportunities, and propel ZTO toward becoming a century-old enterprise trusted by customers, respected by society, and cherished by employees.

Looking ahead to 2025, we will move forward with greater confidence, a more pragmatic approach, and more innovative initiatives to elevate ZTO Express to new heights. Let's stand together, make the most of our time, and forge ahead with determination. With the collective efforts of our entire team, we are confident that ZTO's future will shine even brighter!

About ZTO Express

Founded on May 8 2002, ZTO Express has since evolved into a large logistics conglomerate integrating multiple services including domestic and international express delivery, less-than-truckload (LTL), cloud warehousing, cold chain, finance, and commerce (Tuxi). On October 27, 2016, ZTO Express was listed on the New York Stock Exchange (NYSE). On September 29,2020, the Company was listed on the Main Board of The Hong Kong Stock Exchange (HKEX) under chapter 19C of the Listing Rules, becoming the first Chinese express delivery company listed in both the United States and Hong Kong, China. On May 1,2023, the Company's voluntary conversion of its secondary listing status to primary listing on the Main Board of HKEX became a dual primary-listed on the HKEX and the NYSE.

ZTO Express is the world's largest express courier company by parcel volume. In 2024, ZTO handled **34.0 billion** parcels, a **12.6%** year-on-year increase, maintaining its position as the industry leader in market share for the ninth consecutive year. ZTO Express has the largest network with the most extensive, the most intensive and the deepest coverage among the private operators in China. In 2024, ZTO had over **6,000** direct network partners, over **31,000** outlets, **95** domestic sorting hubs, **596** sets of automated sorting equipment and over **10,000** line-haul vehicles, including about **9,400** high-capacity trailer trucks. The Company operated over **3,900** line-haul routes, reaching more than **99%** of the county-level cities and over **96%** of the village-level cities in China.



Parcel volume
34.0 billion

Direct network partners
~6,000

Domestic sorting hubs
95

Automated sorting equipment
596 sets

Network coverage
99% of the county-level cities
Village-level cities coverage rate **96%+**

Line-haul vehicles
10,000+
~9,400 High-capacity trailer trucks

ZTO service outlets
31,000+



Honor & Awards 2024



During the reporting period, the Company received the following awards:

Name of Honor (incomplete list)	Award institution
2024 National Worker Pioneer	All-China Federation of Trade Unions
First Batch of Pilot Units for Postal Projects under the National Transportation Power Strategy	State Post Bureau
Shanghai Benchmark Enterprise for Brand Development (2024-2027)	Shanghai Municipal Commission of Economy and Informatization
Top 100 Software and IT Service Enterprises in Shanghai (2024)	Shanghai Municipal Commission of Economy and Informatization
Model Case of "Deep Integration of Express Delivery and Manufacturing Industry" in Shanghai (2024)	Shanghai Postal Administration, Shanghai Municipal Commission of Economy and Informatization
Shanghai Civilized Unit (2021-2023)	Shanghai Office of Spiritual Civilization
"Most Beautiful Service Window" at the 6th China International Import Expo	Shanghai Office of Spiritual Civilization Development
Top 100 Outstanding Enterprises in Qingpu District (2023)	Shanghai Qingpu District People's Government
Top 10 Service Enterprises in Qingpu District (2023)	Shanghai Qingpu District People's Government
Top 10 High-Tech Enterprises in Qingpu District (2023)	Shanghai Qingpu District People's Government
Network Civilization Brand in Qingpu' s Express Delivery Industry	Cyberspace Administration of Qingpu District, Shanghai
China' s Top 500 Private Enterprises (Ranked 323rd)	All-China Federation of Industry and Commerce
2023 Contribution Award for Rural Revitalization	China Express Association
Contribution Award for Promoting Employment for People with Disabilities	China Express Association
2024 Green Express Demonstration Site (ZTO Green Sorting Hub)	China Express Association
China' s Top 50 Logistics Enterprises 2024 (Ranked 13th)	China Federation of Logistics & Purchasing
First Batch of Outstanding Cases in Reducing Overall Logistics Costs in Society	China Federation of Logistics & Purchasing
Third Prize for Scientific and Technological Progress of CFLP	China Federation of Logistics & Purchasing
2024 Advanced Collective for News and Publicity in Shanghai's Postal and Express Industry	Shanghai Express Industry Association
Top 100 Enterprises in Shanghai 2024 (Ranked 55th)	Shanghai Enterprise Confederation, etc.
2024 Outstanding Case of Supply Chain Innovation and Application in Shanghai	Shanghai Supply Chain Development Promotion Association
Top 100 Service Enterprises in the Yangtze River Delta 2024 (Ranked 67th)	Shanghai Enterprise Confederation, Jiangsu Enterprise Confederation, Zhejiang Enterprise Confederation, Anhui Enterprise Confederation, etc.
2024 Most Influential Employer & Three Consecutive Years of "Most Influential Employer" Award	Haitou.cc
Fortune China 500 in 2024 (Ranked 388th)	Kantar BrandZ™
Kantar BrandZ™ Top 100 Most Valuable Chinese Brands 2024 (Ranked 48th)	Fortune Magazine
Hurun China Brand List 2024 (Ranked 58th)	Hurun Research Institute
Best ESG Award 2024	Institutional Investor
9th Most Socially Responsible Listed Company Award	Zhitong Finance

ESG Management

At ZTO Express, we view ESG management as a fundamental pillar for effectively fulfilling our environmental and social responsibilities while strengthening corporate governance. By embedding ESG principles into our daily operations, we have established a structured ESG management framework, strategy, and policies to ensure the systematic implementation of ESG initiatives. These efforts serve as a strong foundation for driving ZTO's long-term sustainable development.

ESG Management Structure

ZTO Express has developed a top-down ESG strategy integrated into its overarching corporate structure, establishing an ESG governance framework that spans the decision-making, organizational, and execution levels. The Company has delegated the management of various tasks and issues to the ESG working group, ensuring the effective implementation of ESG governance across all levels, including policy and execution, and enhancing the Company's ESG management capabilities.

The Board of Directors, as the highest decision-making body for ESG governance at ZTO Express, holds ultimate responsibility for the Company's ESG initiatives. Under the Board of Directors, the ESG Committee is responsible for assisting the Board in formulating ESG strategies, policies, governance structure, operation and management matters. It also regularly reports on the performance of ESG-related initiatives to the Board and provides recommendations while overseeing the implementation of corresponding improvement plans. The ESG Committee establishes an ESG working group, which is responsible for the implementation of specific ESG actions and coordinates and promotes the implementation of relevant ESG work. The group collaborates with various departments, units, and subsidiaries of the Company to fully implement ESG initiatives. It regularly reviews and summarizes the progress and effectiveness of ESG-related efforts.



Board of Directors
ESG Committee
Decision making
Supervision and management of ESG strategy, policy formulation
ESG Working Group
Organization
Implementation and coordination of specific ESG actions, facilitating the implementation of related ESG initiatives
Relevant Functional Departments
Execution
Implementation of ESG policies and objectives

ZTO Express ESG Governance Structure

Stakeholder Engagement

Understanding the concerns of stakeholders helps us to develop sustainable development plans and future business policies. We adhere to the principles of openness, transparency, and collaboration, actively engage in stakeholder communication, and maintain close relationships with all parties through diverse channels to ensure that their demands are fully understood and effectively addressed. By engaging with stakeholders, we seek to understand their priorities and expectations regarding ESG issues and gather feedback and suggestions on the Company's ESG performance.

Stakeholder Category	Topics of Interest	Communication Channels
Government and regulatory agencies	•Compliance and business ethics •Rural revitalization and common prosperity •Waste management •Use of packaging materials •Climate change response	•Information disclosure •Thematic session •Regular announcements •Reception of government research team
Shareholders and investors	•Corporate governance •Operational risk management •Data privacy and security protection •Investor rights and interests	•Shareholders' meetings •Release of corporate earnings •Press releases, announcements, and roadshows
Customers and consumers	•Secure delivery and transportation •Customer service •Product and service innovation •Data privacy and security •Use of packaging materials	•Satisfaction surveys •Regular communication and talks •Customer survey •Official Wechat account
Employees	•Employee rights and benefits •Employee training and development •Diversity and inclusion •Occupational health and safety	•Employee communication •Staff training •Employee activities
Outlets	•Customer service	•Outlet assessment •Outlet visits
Suppliers and Contractors	•Supply chain management	•Supplier assessment •Supplier visits
Partners	•Compliance and business ethics •Product and service innovation	•Open and transparent bidding process •Industry exchanges •Field survey
Communities	•Community development •Rural revitalization and common prosperity •Energy management	•Charity campaign •Volunteer service
Media	•Support for community development •Rural revitalization •Product and service innovation	•Press releases •Media communication •Social responsibility and sustainability disclosure

Assessment of Materiality Issues

ZTO Express regularly evaluates ESG issues related to its sustainability from two dimensions: the importance to ZTO's sustainable development and the importance to stakeholders, based on feedback from stakeholders and global sustainability trends. In accordance with the HKEX ESG Reporting Code, combined with GRI Standards, SASB, capital market rating agencies, and industry peers' focus issues, and considering industry characteristics and corporate culture, we have identified 19 important issues highly relevant to the Company.



Process of Identification and Assessment of Materiality Issues

Identifying a List of ESG Potential Materiality Issues

Aligned with the GRI Standards, ZTO Express conducted a comprehensive review, referencing key topics emphasized by capital market rating agencies and industry peers. This process resulted in the identification of 19 potential materiality issues, forming ZTO's ESG materiality issue list.

Stakeholder Engagement

We formulated a stakeholder engagement plan and conducted internal interviews at ZTO Express, covering departments related to materiality issues.

Prioritizing ESG Materiality Issues

We scored and ranked all materiality issues in terms of their materiality for the Company and for stakeholders and formed our materiality matrix.

Confirmation of Materiality Issues

We then submitted the materiality matrix to management for confirmation of the identified topics and their degree of materiality, ensuring that the company's performance on these issues is accurately reflected in the report.

During the reporting period, ZTO Express conducted a materiality assessment and continuously monitored and allocated resources to manage ESG issues that may impact the Company and its stakeholders. The specific materiality matrix is presented below:



High
Importance to stakeholders
Low
Importance to the sustainable development of ZTO
High

High	Governance	Data Security & Privacy Protection Corporate Governance Compliance & Business Ethics
	Social	Delivery Safety Diversity & Inclusion Employee Rights & Benefits Occupational Health & Safety
Medium	Social	Product/Service Innovation Employee Training & Development Customer Service Rural Revitalization & Common Prosperity Supply Chain Management Community Engagement
	Governance	Risk Management
	Environmental	Packaging Material Use Climate Change Response Waste Management
Low	Environmental	Energy Management Water Resource Management

ZTO Express Materiality Matrix







Topic 1

Strengthening Leadership for High-Quality Development

Guided by the fundamental principles of Party-building in the new era, ZTO Express remains committed to the core approach of "integrating Party-building with business growth and driving development through strong Party-building." In the face of profound global transformation and broader national rejuvenation strategy, strengthening Party leadership is not only crucial for reinforcing the Company's political foundation but also a critical driver of high-quality growth. By enhancing political leadership, innovating organizational mechanisms, and deepening accountability, ZTO translates the Party's political strengths into effective governance that drives green transformation, fulfills social responsibilities, and ensures long-term sustainable development. This approach provides both structural support and innovative practices for building a more resilient and sustainable corporate ecosystem.

Party Leadership Empowering Business Growth

ZTO Express leverages the Party's political and organizational strengths to drive innovation and accelerate high-quality corporate growth. The Company actively integrates Party-building with strategic transformation, resource optimization, and value co-creation, ensuring that primary-level Party organizations play a key role in business advancement. By embracing progressive Party ideology, ZTO strengthens its operational framework with a "red engine" that drives sustainable growth.

ZTO adopts a model that integrates Party-building with business operations across its entire network, leveraging the Party's advanced ideology to support and enhance business development.



- Delivering Party history and related educational materials "to the door" through ZTO's express delivery network to facilitate learning
- Organizing a series of themed lectures on Party history as part of business training programs
- Regularly publishing educational and promotional materials via the Voice of ZTO platform
- Collaborating with local Party committees to establish a dedicated "Learning Express" program for courier enterprises









Strengthening Integrity and Ethics to Elevate Ideological Awareness

Based on the Company's Articles of Association, ZTO Express has formulated a series of anti-corruption and integrity policies, including the ZTO Express Group Integrity Supervision and Implementation Regulations. Additionally, a dedicated "Integrity at ZTO" section has been established in the corporate exhibition hall at the Group's headquarters to reinforce employees' ethical awareness and strengthen their moral defenses.

ZTO launched a company-wide "Integrity Education Awareness Week" featuring a variety of initiatives, including specialized lectures on professional ethics, integrity-themed creative competitions, screenings of integrity-focused short films, supplier compliance forums, thematic meetings for integrity supervisors, and visits to integrity education centers.





树廉政风尚 做合格党员

学思想 强党性
重实践 建新功





"Party-Building + Express Delivery" – Exploring New Models of Primary-Level Governance

The Zhejiang Management Center General Party Branch (referred to as the "General Party Branch") has strengthened Party leadership and organizational coordination by actively exploring new primary-level governance models. Centered around provincial Party organizations and focusing on workers in emerging industries, the Party Committee has successfully integrated Party-building with business development. This approach has effectively activated the "red engine" that powers the Zhejiang Management Center's business growth, providing strong momentum for economic advancement.

With the theme "Party Leadership Guides Small Parcels, Driving Large-Scale Development," the General Party Branch has implemented the Red Roots Strengthening Foundation initiative, deepening the Red Express Party-building brand and forging a path of development tailored to regional characteristics. Through two key Party branches overseeing all transit center and service outlet Party branches in the province, the General Party Branch has established a headquarters-driven model. This innovative model effectively addresses the challenge of the express delivery sector's decentralized Party structure, characterized by numerous branches and widely dispersed Party members.

Furthermore, in corporate management, ZTO leverages Party organizations to facilitate decision-making through Party-Enterprise Consultation Meetings and direct Party Secretary participation. The Company rigorously implements a dual leadership mechanism—"mutual engagement, cross-appointments, and two-way development"—ensuring leadership continuity through internal talent development and promotion.



天台县台通快递有限公司党支部成立大会暨
"红骑士"先锋护航行动

Sparking a Movement, Rooted in Red

To advance Party-led development and reinforce ideological foundations, ZTO Express Party organizations across various regions adhere to the principles of "following the Party, expressing gratitude to the Party, and staying aligned with the Party." They actively visit historic revolutionary sites for immersive learning experiences and Party lectures, gaining a deeper understanding of China's revolutionary heritage. Through study-based integrity building and action-driven learning, ZTO continuously enhances its service philosophy, accelerating the growth and advancement of the express logistics sector.



In June, the Party Branch of ZTO's Xindu Outlet in Sichuan organized a thematic Party Day event titled "Tracing Red Memories, Honoring the Great Leaders' Legacy."

Party representatives visited revolutionary sites such as Mao Zedong's Former Residence, revisiting the Party's glorious history and paying tribute to revolutionary martyrs.

A dedicated session on Party discipline education reinforced Party members' ideals and strengthened their commitment to Party values. Participants expressed their determination to translate their learning into tangible workplace motivation, furthering the role of the "Party Member Service Vanguard Team." Through practical actions, they demonstrated their responsibility and dedication as express delivery professionals in the new era, contributing to the high-quality development of the Xindu outlet.



活动掠影

The Party Branch of ZTO's Danyang Outlet in Jiangsu hosted a series of events under the theme "Devoted to the Party, Delivering Love." These included voluntary blood donations, Party lectures led by branch secretaries, and visits to revolutionary education sites. By engaging all Party members and employees, the initiative fostered the spirit of volunteerism—"dedication, love, mutual assistance, and progress"—while demonstrating ZTO's commitment to social responsibility.

The outlet's Party Branch consistently upholds Party leadership, implementing the "Three-Heart" working method: staying true to the original mission, fulfilling duties with commitment, and advancing strategic goals with determination. These efforts have solidified the "Red Express, Happy Blue Riders" Party-building brand, injecting a steady stream of "red energy" into the high-quality development of the express logistics industry.

The Danyang Outlet Party Branch aims to transform the "soft power" from Party-building into a "hard driving force" for business growth, accelerating industry-wide development.



Since its establishment, the Kashgar Outlet Party Branch in Xinjiang has prioritized Party-led progress in the region's express logistics sector. Party-member couriers lead by example, committing themselves to building a more efficient rural delivery network in Xinjiang. Through their responsibility and dedication, they ensure that every parcel reaches its destination safely.

Outlet leader Zhang Lei regularly organizes Party history education sessions, embedding the philosophy of "solving real problems and pioneering new initiatives" into daily express delivery operations.





ZTO 中通快递

Similarly, since its founding, the Xinyu Outlet Party Branch in Jiangxi has closely integrated Party leadership with corporate development. The branch actively explores intersections between Party-building initiatives and business growth, strengthening organizational structures, enhancing Party member training, and launching diverse Party-related activities to foster cohesion and combat effectiveness within the branch.

Under Party leadership, ZTO Xinyu has achieved high-quality growth, with its Party Branch guiding employees in business expansion, service optimization, and technological innovation. Its commitment to efficiency, convenience, and superior service has earned widespread customer trust and recognition.

Party branches across ZTO's network continue to explore regional Party-building collaborations, driving synergy between enterprises and local communities for mutual benefits and remarkable achievements.



ZTO Guizhou Party Branch Recognized as an"Outstanding Primary-Level Party Organization"

The ZTO Guizhou Management Center has harnessed Party-building to drive high-quality growth, strengthening primary-level Party structures and launching a range of thematic activities. These efforts have further elevated the "Red Express, Blue Riders" Party-building brand, using the power of Party leadership to steer the rapid development of ZTO's operations. In July 2024, the Party Branch of Guizhou ZTO Ji Logistics Consulting Service Co., Ltd. was honored with the title of "Outstanding Primary-Level Party Organization of the Prefecture."

The Party Branch has actively implemented four key initiatives: "Leadership Action," "Stronghold Action," "Synergy Action," and "Giving Back Action." These efforts continuously reinforce the "Red Express, Blue Riders" Party-building brand, ensuring that Party leadership remains at the forefront of ZTO's express delivery expansion. Leading up to Party Founding Day, the branch organized a thematic event in Zunyi, retracing revolutionary footsteps and reinforcing the guiding role of Party-building. The event centered on "Strengthening the Brand, Promoting Business, and Uniting People," reaffirming ZTO's commitment to its founding vision—"Staying true to the ZTO dream, unwavering in following the Party."



荣誉证书

授予：贵州中通吉物流咨询服务有限公司党支部
"全州先进基层党组织"荣誉
称号，特颁发此证书。

中共黔南州委
2024年7月





Topic 2

Renewable energy key to tackling climate change

To actively respond to China's "Dual Carbon Policy" and continuously contribute to achieving the "carbon peaking and carbon neutrality" goals, ZTO has developed a green logistics system focusing on the four aspects of green pickup, green sortation, green transportation and green last-mile delivery. The Company has also devised climate change management strategies, including response measures for potential risks and initiatives to enhance its capacity to cope with climate risks and mitigate the impacts of climate change.



Topics We Focus On

- Climate Change Response
- Energy Management

Corresponding SDGs

7 AFFORDABLE AND CLEAN ENERGY
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION

Our Actions

- Identify climate risks, opportunities and impact pathways
- Establish climate risk response measures
- Conduct scenario analysis
- Utilize clean energy
- Plan and build green logistics parks

Climate change response

Climate change is a global challenge that has a profound impact on economic development. We recognize the importance of climate change management. The Company has established policies and systems such as"Firefighting and Emergency Evacuation Drill System" and "Flood Control Emergency Plan" to reduce the impact of physical risks on the Company's normal operations and continue to strengthen the climate response capability. Based on the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), we incorporate climate change into our corporate governance and strategic framework, identify and evaluate climate risks and opportunities every year, track the effectiveness of low-carbon operations, optimize measures and implement climate change response initiatives.

Climate Governance

ZTO has incorporated climate change into its existing corporate governance and strategic framework. We have established a top-down climate change management structure, and the Board's remuneration is linked to the Company's performance in addressing climate change to further strengthen climate governance:



Board of Directors
Bear ultimate responsibility for climate risks and opportunities
Authorize the ESG Committee to oversee work on climate management
ESG Committee
Conduct climate identification, evaluation and management
Regularly report climate-related work to the board
Functional and business departments,subsidiaries
Effectively implement climate change management initiatives

ZTO Climate Change Governance System



Climate Change Strategies

• Identification and impact assessment of climate risks and opportunities

Transition risk identification and impact analysis				
Type of risk		Description of risk	Potential financial impact	Value chain link
Policy risks	Energy structure transition	• The Company will shift from fossil fuel to clean energy, and continue to increase its efforts in clean energy procurement, project development, investment and management.	Increased investment spending	Operations Transportation Investments
	Policies and laws	• China continued to tighten policies related to its dual carbon goals and regulatory compliance requirements, prompting companies to transition to low-carbon development and increase investments.	Increased compliance costs	Operations Transportation
Technical risks	Low-carbon technology and products	• Increased spending due to investments in the research and development of low-carbon technologies and products.	Increased technology investment	Operations Transportation
Market risks	Market supply and demand changes	• With the rising demand of sustainable consumption, the Company will gradually lose its competitive edge if it cannot offer green logistics services and fails to respond to market demand in a timely manner.	Decline in sales revenue	Sales
Reputational risk	Evaluation changes	• Stakeholders continue to monitor the climate response performance of listed companies. The Company's reputation will be affected if it fails to take proper measures in combating climate change.	Decreased operating income Increased financing costs	Operations Financing

Physical risk identification and impact analysis			
Type of risk	Potential risk impact pathways	Potential financial impact	Value chain link
Extreme heat weather	• High temperatures affect the health and safety of employees, and may disrupt productivity and business operations. This will further lead to additional spending on heat stress prevention products • Higher cooling demand	• Decreased operating revenue • Rising operating costs	Operations Transportation
Extreme precipitation or flooding	• Increased risk of damage to sorting centers and outlets in low-lying areas due to flooding • Timeliness of transportation may be affected, causing delays in express deliveries and increasing the risk of parcel damage or loss • Significant damage to company equipment and vehicles • Damage to company facilities, including electrical facilities that affect business operations and employee commutes	• Impairment and loss of assets • Rising operating costs • Decreased operating revenue	Operations Transportation
Cyclones/typhoons /hurricanes	• Damage to operational routes, affecting parcel delivery • Increased risk of damage to operational outlets where typhoons make landfall • Increased safety risk for employees engaged in field operations including drivers	• Impairment and loss of assets • Rising operating costs • Decreased operating income • Increased insurance costs	Operations Transportation
Extreme cold weather	• Affects water and electricity consumption at logistics parks, disrupting business operations • Increased safety risk for employees engaged in field operations including drivers • Rising energy consumption as a result of maintaining temperatures at warehouses	• Rising operating costs • Decreased operating revenue	Operations Transportation
Rising sea level	• Decreased operational stability of assets and transportation routes in high-risk coastal areas	• Impairment and loss of assets • Rising operating costs • Decreased operating income	Operations Transportation



Opportunity Identification and Impact Analysis

Type of opportunity	Description of opportunity		Potential financial impact	Value chain link
Resource use efficiency	Energy-efficient technology and equipment operations	• The use of high-efficiency equipment can boost energy efficiency and reduce energy consumption	Reduced energy costs	Operations Transportation
	Energy Management	• Digitalization of energy systems can improve energy efficiency and reduce energy costs		
Types of energy	Renewable energy use	• Developing clean energy projects and procuring green power can cut carbon emissions and energy procurement costs		
Products and services	Low-carbon products	• Low-carbon product innovation meets consumer demand and contributes to competitive advantage in the industry	Increased operating income	Operations Transportation
Climate adaptation	Green technology	• Developing green technology and low-carbon products can enhances corporate product resilience while generating new revenue streams.	Increased operating income	Operations Transportation

• Climate scenario analysis

To better determine the impact of climate change, ZTO conducts scenario analysis while taking into account the potential effects of future climate change on the Company's business in its risk assessment framework. The latest Shared Socioeconomic Pathways (SSP) assumptions issued by the Intergovernmental Panel on Climate Change (IPCC) were used as reference to analyze the Company's daily operations. In addition, we analyzed the future impact of carbon emissions on ZTO through the low-carbon economic model of the International Energy Agency (IEA).

Transition risks



On Carbon Emission Reduction: Under the low-emission scenario (IEA-NZE by 2050), the Company's potential cumulative required emission reduction by 2050 is 146.28 million tonnes of CO_2e. Under the high-emission scenario (IEA-Stated Policies), the Company may face potential emission reduction risks starting in 2034, with a cumulative required reduction of 67.83 million tonnes of CO_2e by 2050.



The Company will face emission reduction pressures starting in 2030, leading to potential cost expenditures. Under the low-emission scenario (IEA-NZE by 2050), the Company faces significantly higher potential carbon reduction cost pressures—5.26 times greater than under the high-emission scenario (IEA-Stated Policies).

Under the high-emission scenario (IEA-Stated Policies), the financial impact (CVaR[1]) of carbon reduction on the Company by 2050 is projected to be 1.08%.

1 Carbon Value at Risk (CVaR) quantifies the potential financial exposure to carbon pricing as a percentage of enterpriserevenue over a defined timeframe.



Physical risks

Category		SSP1	SSP3
Physical risks[2]	Temperature rise	1.5℃ rise by 2040 compared to pre-industrial levels (1.5℃ rise by 2100)	1.6℃ rise by 2040 compared to pre-industrial levels (3.9℃ rise by 2100)
	Sea level rise	0.1m rise by 2040 compared to current levels (0.4m rise by 2100)	0.1m rise by 2040 compared to current levels (0.6m rise by 2100)
	Extreme weather (cyclones/hurricanes/typhoons)	Frequency and intensity will increase to an extent	Frequency and intensity will increase significantly
	Heavy precipitation on land	Rainfall intensity will increase by 10.5% to 14% when temperatures rise 1.5℃ to 2℃	Rainfall intensity will increase by 14% to 30.2% when temperatures rise 2℃ to 4℃

Climate Change Risk Management

ZTO adopts climate change risk management and formulates pre-emptive measures to mitigate the effects of climate change.

• Transition risk response strategy

Type of risk	Risks	Response measures
Policy risks	Energy structure transition	• Reduce fossil fuel use • Increase clean energy procurement • Promote clean energy development projects
	Policies and laws	• Ensure accurate disclosure of climate-related information in accordance with laws and regulations
Technical risks	Low-carbon technology and products	• Integrate green and low-carbon practices into products and services • Promote the use of energy-efficient and emission-reduction technologies
Market risks	Market supply and demand changes	• Monitor consumer preference and focus on the development of green products and services
Reputational risk	Evaluation changes	• Strengthen communication with stakeholders in the capital market, including investors, credit rating agencies and consumers • Improve the Company's internal climate management and provide climate response training for employees

2 Source: AR 6 Climate Change 2021: The Physical Science Basis, IPCC

• Physical risk response strategy

A UN Intergovernmental Panel on Climate Change report indicated that every 0.5℃ temperature rise will have a major impact on the frequency and intensity of extreme weather in most regions. ZTO deploys climate disaster response measures and improves risk response capabilities before, during and after incidents. Moreover, the Company has developed policies and systems such as the Firefighting and Emergency Evacuation Plan, as well as Flood Control Emergency Plan to reduce the impact of physical risks on the Company's operations.

Pre-disaster Planning — Develop contingency plans, issue warning alerts, conduct climate disaster response drills, devise transportation strategies for major disasters and purchase insurance

During the Disaster — Conduct safety inspections, provide protective devices and emergency equipment to improve climate resilience

Post-disaster Measures — Conduct a timely analysis on the impact of the climate event, supplier risks, understand the effects of the climate disaster on ZTO, particularly in transportation, and evaluate the effectiveness of existing measures

Climate Change Indicators and Targets

We will continue to promote low-carbon transition, define the Company's low-carbon development goals, conduct annual performance assessment and ensure targets are met.

Progress of ZTO Express Greenhouse Gas Emission Reduction

Indicators	Type of goals	Baseline year	2024 status	2028 targets
Greenhouse gas emission intensity per parcel (kg of CO_2e/parcel)	Intensity	2023	0.056	**Reduce by 20%**

62.5%

2023 Baseline   **2024** Status

2028 CO_2
In five years
20%
reduction
in GHG emissions intensity per parcel


Progress of ZTO Express Greenhouse Gas Emission Reduction 2024

Greenhouse gas emissions[3]		Unit	2024 Data
Direct emissions (Scope 1)		Tons of CO_2e	1,497,388
Indirect emissions (Scope 2)		Tons of CO_2e	410,742
Other indirect emissions (Scope 3)	Tape	Tons of CO_2e	2,655
	Waybill	Tons of CO_2e	70,298
	Others	Tons of CO_2e	117,390
Total greenhouse gas emissions		Tons of CO_2e	2,098,473

Intensity of greenhouse gas emissions		
Direct emissions intensity (Scope 1)	kg of CO_2e/RMB10,000 of revenue	338.01
Indirect emissions intensity (Scope 2)	kg of CO_2e/RMB10,000 of revenue	92.76
Intensity of greenhouse gas emissions	kg of CO_2e/RMB10,000 of revenue	473.90

Progress of ZTO Express Energy Use 2024

Energy consumption	Unit	2024 Data
Comprehensive energy consumption	Tons of standard coal equivalent	775,570
Direct energy consumption	Tons of standard coal equivalent	681,496
Diesel	Tons	461,778
Natural Gas	m^3	6,496,370
Renewable energy usage	MWh	36,890
Indirect energy consumption	Tons of standard coal equivalent	94,074
Purchased electricity	MWh	765,452

Energy consumption intensity[4]		
Direct energy consumption intensity	Tons of standard coal equivalent/ RMB10,000 of revenue	0.154
Indirect energy consumption intensity	Tons of standard coal equivalent/ RMB10,000 of revenue	0.021
Comprehensive energy consumption intensity	Tons of standard coal equivalent/ RMB10,000 of revenue	0.175

3 The calculation of greenhouse gas emissions is based on the 2006 IPCC Guidelines for National Greenhouse Gas and China's Guidelines for Accounting and Reporting Greenhouse Gas Emissions for Enterprises (Trial). Meanwhile, the calculation of electricity conversion factor (China's 2022 emission factor is 0.5366kgCO_2/kWh) based on the Announcement on the Release of 2022 Greenhouse Gas Emissions Factors for Electricity issued by the Ministry of Ecology and Environment of China.
4 Energy consumption is calculated in accordance with China's General Rules for Comprehensive Energy Consumption Calculation (GB/T2589-2020)

Green Actions

ZTO is proactive in adopting green development trends, developing a green logistics system focusing on green pickup, green sortation, green transportation and green last-mile delivery. The Company focuses on eco-friendly packaging materials, clean energy adoption, efficient operational models, and emerging technologies to build a green logistics system.

Green Pickup

During the green pickup process, our green actions revolve around the use of tapes, waybills and packaging materials in the collection of parcels for delivery:



Slim Tape
Slim tapes are used across the logistics network to reduce waste from excessive packaging.



Waybills
Waybills have been optimized from five to one copy to reduce its environmental impact.



Sustainable Packaging
The Company focused on packaging reduction, use of biodegradable materials and recycling of packaging materials to improve packaging material efficiency and promote sustainable packaging.

Standardized use of packaging materials

ZTO is committed to meeting China's regulations on the use of packaging for express delivery, including "Measures for the Packaging of Mails and Express Mails" and "Opinions on Accelerating the Green Transformation of Packaging for Express Delivery". The Company has formulated its parcel management measures and packaging specifications for express parcel delivery to minimize the impact of packaging materials on the environment.

Packaging Reduction

- The Company has formulated the ZTO Express Packaging Management Measures, which states packaging principles, standardizes packaging methods and sets selection standards of packaging tools and materials. These measures are aimed at saving resources, as well as preventing excessive packaging and pollution.
- Big data and artificial intelligence are used to optimize packaging processes, reduce the use of packaging materials, improve space utilization, reduce gaps in packaging and minimize waste.
- Lightweight and recyclable packaging materials are used to reduce the volume and weight of packaging. For example, conventional cardboard boxes can be replaced with eco-friendly materials and promote the use of e-waybills. E-waybills are used across the entire logistics network, reaching a 100% utilization rate.
- E-commerce clients are required to sign agreements on customer management. The Company expanded options of eco-friendly packaging materials for customers. Merchants and consumers are encouraged to opt for minimalist packaging, reduce unnecessary decorations and layers of packaging to reduce the consumption of packaging materials
- The Company lowered its use of secondary packaging by promoting direct shipment of parcels in original packaging and providing pre-packaging services in upstream supply chain operations. 95.61% of ZTO's parcels no longer required secondary packaging in 2024.

Promotion of Biodegradable Materials

• As of the year end of 2024, ZTO invested in 8.87 million reusable bags, bringing the total number of reusable bags to 53.43 million.
• During the reporting period, 13 training sessions related to eco-friendly practices were conducted.

Recycling of Packaging Materials

• ZTO launched its "Green Express, Time to Act Together" campaign to promote the recycling and reuse of packaging materials. Through a campaign offering incentives (e.g., gifts for returning packaging) at posts, a total of 127.67 million of quality cardboard boxes were reused and recycled.

Training on Use of Packaging Materials

• In line with national policies, the Company conducted training on the use of packaging materials for outlets. A notice on eco-friendly packaging standards was issued within the organization, and training was provided to improve employees' understanding of the policy and standardize packaging at outlets. It is also hoped that the policy would encourage the use of eco-friendly and non-toxic packaging among employees and customers to reduce pollution caused by packaging waste.



Use of RecycledPackaging

● Over 8.87 million recyclable bags were purchased during the reporting period.

● The cumulative total of recyclable bags reached 53.43 million.

Training on Green Practices

● 13 training sessions on packaging

● 12 training sessions on use of new energy vehicles,thousands of trainees

Packaging Procurement Volume	Unit	2024 Data
Transparent tape	kg	960,312
Waybill	kg	37,552,446
Other packaging materials	kg	48,174,890
Packaging intensity	kg/Million RMB of revenue	1,958

Green Transportation

In terms of green transportation, we focus on improving transportation efficiency, using green transportation equipment and adopting systematic route planning to reduce fossil fuel use and greenhouse emissions. We use high-capacity trailer trucks to boost cargo capacity and efficiency, as well as reduce energy consumption. Furthermore, natural gas vehicles are used, such as liquefied natural gas (LNG) vehicles. Transportation routes are regularly tracked and analyzed, while algorithms are used in the planning of efficient transportation routes, subsequently reducing pollutant emissions.

> As of the end of 2024, we had about 3,900 line-haul routes, over 10,000 line-haul vehicles and around 9,400 self-owned high-capacity trailer trucks. The loading rate in 2024 increased 4% compared to 2023.

Green Sortation

• In terms of green sortation, we implement energy-efficiency and energy consumption reduction practices at our sorting centers, including the installation of solar panels. Committed to creating green logistics parks, we explored the use of clean energy. The Company is also involved in the design, construction and renovation of green logistics parks and sustainable buildings.

During the design phase, the Company raised the parapet wall to reinforce the roof of its facility after taking into account the impact of extreme weather events such as typhoons on buildings. The use of waterproof building layers was also increased to cope with extreme rainfall. Thermal insulation wall panels are used on the exterior to improve the building's durability, reduce construction processes, shorten the construction period and minimize environmental impact. The airtightness of the enclosure is also strengthened using thermal bridge-free aluminum alloy and double-glazed glass to improve heat transfer performance and cut energy consumption for heating and cooling in the building. Light-colored materials are also used for the roof to better reflect heat.

Green construction management is implemented during the project construction stage. Construction plans are optimized, energy-efficient and eco-friendly construction materials and equipment are used and recycling is adopted to reduce the impact of construction on the environment. In addition, we monitor and control air quality, water quality and noise at construction sites to ensure environmental protection standards are met.

Green Logistics Parks

Clean energy use
• Efficient and clean energy utilization is of one of the goals of sustainable building design. The Company adopts renewable energy sources, such as photovoltaic systems and solar water heating in construction projects to improve energy efficiency and reduce pollution.

Use of energy-efficient equipment
• The Company uses energy-efficient fluorescent lamps, compact energy-saving lamps and LED lights. Our lighting power density is lower than the target specified in the standards. Indicators such as indoor illuminance, unified glare rating and color rendering index are standardized and meet China's Architectural Lighting Design Standards GB50034.
• Frequency converters are used in water pumps, fans and other equipment. The frequency converters are equipped with detuned reactors to eliminate harmonics. To reduce energy consumption, the efficiency of the motor output power is not lower than the limits stipulated in China's Level 2 energy efficiency labeling system.

Smart lighting system
• Zone-based, timed and sensor-based energy-saving control measures are used for lighting at corridors, lobbies and other public spaces.
• Based on the building layout, a smart dimmer is used to automatically adjust artificial lighting according to the natural light intensity. All the lighting products used do not harm human health.

Eco-friendly actions
• Automatic small parcel feeding: The Company has improved operational efficiency and reduced energy consumption through the use of technologies such as stacking separation, single item separation, anomaly detection and elimination, as well as high-speed parcel feeding, the solution achieves efficient automatic parcel feeding for cross-belt sorters. This improves operational efficiency and reduces energy consumption.
• Automatic loading of large parcels: Parcels are automatically loaded and sorted through stacking separation, single item separation, six-sided barcode scanning, radio frequency identification, conveyors and chutes to save energy and reduce carbon emissions.



Energy-Saving and Emission Reduction Actions

ZTO takes proactive action in energy-saving and emission reduction, continuously optimizing energy efficiency through energy use management and process technology improvement. We have devised an energy-saving evaluation process, focusing on a closed-loop management approach that analyzes the operating data of equipment, determines the performance of equipment, detects anomalies, analyzes abnormal data points, proposes optimization plans, rectifies issues at optimization centers, reviews the rectification and tracks equipment data.



Equipment network management, adaptive belt conveyor speed adjustment, energy saving and consumption reduction at Huai'an sorting center

ZTO's Huai'an Sorting Center has partnered with major technology companies to promote the equipment network management project. The project focuses on the equipment network management of conveyor systems at the sorting center. Through a 4G database transaction unit (DTU) device, the current and voltage changes of conveyor lines are monitored, allowing the sensing of cargo load on the conveyor system and achieving adaptive speed adjustments of the conveyor belt. The conveyor runs at full speed when there is high cargo volume and operates at low speed when cargo volume is low, thereby improving energy saving. This technology saves an average of 428.5 kWh of electricity a day, not only fostering energy efficiency but also setting a new benchmark for green logistics.



Clean Energy Development

Meanwhile, we are actively promoting the optimization of the energy structure and advancing the construction of clean energy. As of 2024, the Company has 75 distributed rooftop photovoltaic projects, of which 38 photovoltaic projects are already in operation, and 37 photovoltaic projects are under construction. The total area of photovoltaic installation is approximately 620,000m^2, with an annual electricity generation of 53,410 MWh and 36,890MWh for self-consumption. The photovoltaic power generation has increased by 33% year-on-year, reducing approximately 20,000 tons of greenhouse gas emissions (CO_2e).

The company's total solar power consumption for the current fiscal year

36,890 MWh

Estimated GHG reduction for 2024

20,000 tCO_2e

In August 2024, the China Express Association selected ZTO's Green Sorting Hubs Project as one of the 2024 green express delivery demonstration sites.





中国快递协会
证 书

Green Last-Mile Delivery

Innovative technologies are used to create a smart logistics system during the green delivery process. Using autonomous vehicles and drones, we established an efficient delivery network with human-machine collaboration.

Green vehicles are also used to deliver parcels, including fuel cell electric and hybrid vehicles to reduce fossil fuel use and cut carbon emissions. A circular economy model is implemented to promote recycling and reuse of cardboard boxes and other packaging materials.



Deployment of autonomous vehicles for delivery, transportation efficiency improvement and carbon emission reduction

In 2024, ZTO continued to increase the deployment of autonomous vehicles in various locations. ZTO Cold Chain launched its first autonomous vehicle for cold chain logistics at its Jiayuguan outlet in Gansu. The vehicle is equipped with an advanced sensor system that can accurately identify road conditions, dynamically plan routes, realize automated driving and reduce the use of resources. It is also fitted with a smart temperature control system to ensure the quality of perishable goods and reduce energy consumption.



In December 2024, ZTO Express launched five new autonomous delivery vehicles with a size of 8 cubic meters each in Xindu, Sichuan, significantly improving load capacity compared to previous autonomous vehicles with a size of 5 cubic meters. The vehicles can carry about 900 parcels when fully loaded, increasing the load capacity by 125%. The new autonomous vehicles will increase the volume of parcels delivered per trip, boosting transportation efficiency, reducing energy consumption, shortening delivery times, improving customer satisfaction and ensuring safety.



九识无人车
ZTO 中通冷链
ZTO COLD CHAIN
4000731731 ztocc.com

Driving Innovation and Devising ZTO's Blueprint

ZTO continues to strengthen its express delivery services and is committed to meeting growing demand for quality parcel delivery services through innovative products and quality services. ZTO developed a differentiated franchise network through a "joint development and sharing network partnership model" and centralized proprietary IT infrastructure. Leveraging our express delivery infrastructure and resource integration capabilities, we will gradually build a comprehensive logistics ecosystem to fulfil our corporate mission of "Bringing Happiness to More People through Our Services".

Topics We Focus On

- Customer Service
- Data Security and Privacy Protection
- Product and Service Innovation
- Secure Delivery and Transportation
- Supply Chain Management

Corresponding SDGs





Our Actions

- Customize innovation-driven services to meet market demand
- Ensure secure parcel delivery and information management, while offering quality express delivery services
- Upgrade standards and equipment to strengthen delivery network
- Build a sustainable supply chain and enhance the Company's supply chain resilience
- Actively participate in industry events and contribute to the growth of the logistics industry

Building a Strong Foundation in Innovation

The Company invests in product research and development and customizes services to drive innovation, as well as boost efficiency, accuracy and quality of express delivery services in meeting the diverse needs of customers. ZTO provides innovative technical support for product development and quality improvement through strong digital support systems, data mapping and platform capabilities. In addition, the Company adopts a customer-oriented approach, tailoring product solutions to meet user requirements and ensuring services meet the needs of customers in various scenarios.

Driving Growth through Innovation

The Company developed its digital innovation services in 2024, focusing on two goals - full traceability of operations and digital twin and site visualization. ZTO has realized the fast traceability of parcels through waybill numbers, enhancing transparency and safety of parcels during the transportation process. Furthermore, digital twin and site visualization has significantly improved parcel recognition and sorting accuracy, cutting the error rate to below 0.4 per 10,000 parcels. The comprehensive use of 3D site visualization and smart decision-making systems have further enhanced site management and improved the Company's operational performance.

Full Traceability of Operation Site

- As part of its digital transformation efforts, the Company focused on developing a full-chain traceability system for its operations in 2024. This included data integration and monitoring resources of key operations, such as parcel sorting and scanning, platforms and lines, creating a highly integrated traceability system. A powerful database was developed to categorize, store and manage a large amount of data in ensuring data accuracy and integrity.

- The Company also built an automated video storage and transfer system that enables fast extraction and transfer of video evidence, which largely enhances the efficiency of proof and resolves the longstanding issue of evidence collection at operation centers and service points. This further improved customer trust and satisfaction with the Company's services.

Digital Twin and Site Visualization

- The Company also developed a 3D site visualization system to achieve real-time monitoring of its operation centers. AI algorithms are used to optimize warning alerts for equipment failure or operational anomalies to ensure the safety of site operations.

- In addition, the Company promoted the development of data integration and smart decision-making systems to analyze various types of data during operational processes and provide management with effective decision-making support.

- Significant investments have also been made on the research and development of machine vision algorithms to optimize parcel identification and sorting, as well as enhance the efficiency of parcel processing.

• Intellectual Property Protection

ZTO Express strictly abides by the requirements of the Trademark Law of the People's Republic of China, Copyright Law of the People's Republic of China, Patent Law of the People's Republic of China, and Law of the People's Republic of China Against Unfair Competition, etc. We have revised the Intellectual Property Management System to strengthen the patent quality control system, guide employees to participate in the transformation and application of innovative achievements, and effectively enhance the efficiency of enterprise technology research and development and core competitive advantages. During the end of reporting period, we have obtained 77 patents，4 software copyright, and and 59 trademarks.

Accurate Parcel Sorting and Barcode Scanning Traceability

The Company started using advanced barcode scanning equipment that accurately records the location and sorting status of parcels in real time. It is also integrated with a monitoring system for seamless tracking of express delivery parcels through video playbacks of the sorting process, ensuring the traceability of all items. This further helps to prevent sorting errors, as well as improve efficiency and accuracy.

Visual Traceability of Platform Operations

The Company has integrated the platform with the monitoring system. The system automatically records and saves video footage to enable the tracing of each parcel's loading and unloading process. This facilitates the identification of anomalies such as cargo damage or loading and unloading violations. The videos also serve as evidence during investigations, enhancing the standardization and safety of operations.

Intelligent Monitoring and Prediction

The Company's new logistics line system boosts parcel tracking. The system can determine the sorting process through the use of monitoring equipment on sorting lines. Combined with algorithms, it can accurately predict the time when parcels reach their designated sorting slots to guide on-site personnel, optimize the sorting process and minimize human errors. A video tracing mechanism was also installed on the sorting lines to ensure that parcels can be tracked throughout the logistics process in real time, thereby accelerating express deliveries.

Integrated Traceability of Sorting Systems

The Company has integrated the sorting and scanning systems, and sorting machine are equipped with surveillance cameras. The system can accurately locate the related video based on time factors to realize full traceability of parcels during the sorting process. This enables early detection of faults and anomalies in the sorting system, improve the efficiency of equipment maintenance and extend the system's service life. Moreover, full traceability ensures the accuracy and safety of parcels during the sorting process, as well as preventing delivery delays and losses caused by equipment failure.

Full-chain Data Integration and Traceability

The Company has built a full-chain traceability system through multi-dimensional integration of data sorting, platforms, sorting equipment, as well as conveyor and monitoring systems. By simply entering the waybill number, the system can trace the processing of parcels, from sorting to delivery via video surveillance. This ensures accurate and efficient tracking of parcels, allows the early identification of potential issues and enhances the quality of express delivery services.

Automated Video Storage System and Evidence-Based Innovation

The Company has developed an automated video storage and transfer system that enables the saving of videos through waybills. These videos are linked to the customer service arbitration system to serve as evidence. This system improves the evidence-gathering process, accelerates the resolution of disputes between customers and the Company, and offers a better customer experience. It also boosts customer satisfaction and the Company's brand image.

Site and Labelling Standards

The location data of items is important and ZTO regards labelling standards as crucial. The Company implemented the management of item numbering and labelling standards across its network. A good item numbering system helps with precise matching and calibration. This system includes principles for assigning item numbers, standards and location specifications for labelling, precise integration of labels and systems, as well as training and supervision of personnel. These measures address issues involving misunderstandings among personnel, thereby enhancing operational efficiency and collaboration.

• Digital Innovation

ZTO promotes innovation in digital twin technology and data visualization to improve the intelligence, precision and real-time response of its business. This helps to enhance operational efficiency, on-site management and equipment maintenance in driving the Company's sustainable growth.



Digital twin and 3D visualization technology facilitates effective decision-making
The Company built a 3D site visualization system that realistically recreates sites with 1:1 ratio to accurately display every detail and status of sorting centers in real time. This allows management to better understand work progress, status of equipment and personnel movement in various areas, improving decision-making efficiency and enhancing the Company's operational management.



Real-time alert and command system ensures efficient operations
The Company has optimized its site safety monitoring and alert system through AI algorithms to perform real-time and intelligent monitoring of equipment and management of anomalies. The system can automatically recognize the operational status of equipment. Once an anomaly has been detected, an alert is issued while the command and dispatch process is initiated in a prompt manner. Using twin technology for virtual environment simulation, managers can evaluate and analyze anomalies, develop solutions and minimize operational disruptions and losses caused by equipment failure or anomalies.



On-site visualization and data display support fast decision-making
The management team can monitor all business and equipment operations through digital twin technology. Combining big data analysis and AI algorithms, the system can automatically generate detailed and accurate business reports, including key metrics and trend analysis in aspects such as sorting efficiency, parcel movement and equipment utilization. This provides the management team with data support and insights to understand the overall business situation, make informed decisions in a short time, as well as adapt to market changes and customer needs to boost competitiveness and market responsiveness.



Data integration and intelligent decision-making boost operational efficiency and decision effectiveness
The Company promotes business data integration, breaks down data barriers between departments to realize the visualization of key data such as transportation routes and parcel tracking. This results in the smooth and transparent flow of information and strengthens coordination among departments for better efficiency. Management personnel can access real-time data on the entire express delivery process through a visual interface, and identify potential issues and bottlenecks in a timely manner. Optimization adjustments can then be made with the analysis and recommendations provided by the smart decision-making system.

During the reporting period, the Company improved efficiency in transportation, sorting and inventory management through digital innovation technology:



Transportation

Optimized route planning shortens transportation time, lowers energy consumption and cuts operating costs.
The average transportation time has been shortened by 7% and transportation efficiency improved 2%.



Sorting

Accurate parcel identification promotes automated sorting.
The number of misdelivered or missing parcels declined 15% and sorting capacity per unit time improved 10%, thereby addressing issues associated with the sorting of large volumes of parcels during peak periods.



Inventory Management

Real-time inventory updates are realized through Internet of Things technology to prevent backlog issues and stockouts.
Inventory turnover rate increased by 8%, delay rate decreased by 1.6 %



Outlet Operation Efficiency

Data analysis on parcel volume and customer demand of outlets provides support for workforce allocation and services optimization.





Customized Customer Needs

ZTO provides tailored innovative services for different customers to ensure a precise response to their unique needs.

• Logistics Services for Enterprises

When expanding business for enterprises, we focus on refining the underlying capabilities of mid-platform operations, including the standardization of comprehensive express delivery system capabilities, and the integration of express and freight logistics systems. Additionally, we explore business models beyond express and freight scenarios, such as full truckload and dedicated line services, to provide customers with efficient and comprehensive solutions. As of December 2024, the key account marketing department has successfully onboarded 66 customers in supply chain logistics scenarios.

 **Efficient and flexible services are offered through the integration of express and freight logistics with full vehicle and dedicated line shipping**

ZTO leveraging its centralized operational capabilities, provides tailored logistics solutions for alcohol enterprise clients by efficiently aligning with their specific transportation needs and business characteristics through rapid service integration and execution. It took only 12 days to complete the delivery process, which began from the first contact with client. As part of our express delivery services, ZTO offers customized packaging, dedicated personnel, insured shipping and 48-hour delivery guarantee to ensure timely intra-provincial deliveries and quality of service at the end. Transparent logistics management is achieved through real-time tracking and daily feedback data. For freight logistics services, ZTO ensures cargo safety through dedicated personnel, barcode registration, stringent packaging standards and receipt signature requirements.

ZTO also offers VIP freight deliveries for bulk shipments, such as priority transportation, pre-dispatch calls and door-to-door service to meet clients' high standards for efficient and safe shipping. In terms of full vehicle logistics, ZTO performs standardized operations such as van transportation and seal stamping to ensure cargo safety. Dedicated vehicles and fast delivery services reduce risks during the shipping process while enhancing customer experience.

Not only do we provide extensive services in express and freight deliveries, but also offer full vehicle logistics and dedicated line shipping to optimize middle-mile logistics and diversify our business. ZTO will continue to expand its services for enterprises with more efficient and flexible logistics solutions.

• Logistics Services for Platforms

ZTO has developed customized services for e-commerce platforms to provide "ZTO Haokuai" delivery services during peak seasons, such as major online shopping events. In 2024, ZTO expanded its scope of compensation for missed deliveries at the customer end in 355 cities, which increased from 66 cities in the previous year. ZTO's customer service team also provided parcel tracking services, identified anomalies during the shipping process and took pre-emptive measures to ensure mid-to-high-end customer satisfaction through quality services. For door-to-door deliveries, ZTO headquarters linked up with local distribution centers in real-time to ensure order fulfilment with the platforms' monthly updated objectives and requirements. The Company also held over 1,000 training sessions and performed on-site diagnostics at over 2,000 outlets that allow staff to better execute their work.

Prioritizing Customers

ZTO adopts a customer-oriented approach, focusing on customer experience and improving logistics safety and service quality, as well as ensuring data privacy in express delivery services and providing a timely, responsible and high-quality customer experience.

Parcel Safety

ZTO strictly complies with the Postal Law of the People's Republic of China, the Safety Supervision and Management Measures of Postal Industry, the Operational Regulations for Work Safety of Express Delivery and other laws and regulations. The Company also implements the "three systems" of real-name information for delivery, open box inspection and machine security checks to ensure logistics safety. ZTO continued to strengthen control measures for prohibited items and conducted logistics safety training in 2024.

The Company held meetings across its logistics network in 34 provinces and produced training videos to implement its "three systems". To date, 122,300 people have participated in the training across the network and a 100% passing rate was achieved. The Company also conducted online inspections and on-site visits at outlets. In 2024, 2,919 outlets were visited and follow-up reviews were conducted on problematic ones. Penalties are imposed on outlets that fail to make improvements. Information technology improvements were also carried out to align with the "three systems", with 15 areas identified for system upgrades, which included 11 areas related to real-name information for delivery, 1 on open box inspection and 3 areas involving in machine security checks.

Logistics Safety Goals and Achievements

◉ **Classification and Grading of Logistics Safety Goals**

Non-dangerous cargo control: Violations of live animal shipments declined 18% in 2024 compared to the previous year, based on reporting from the outlets and security inspection at centers. Violation control areas were also set up.

Fraud-related parcel control: Penalties and rewards were introduced at outlets to ensure better management of parcel delivery scams.

Control of high-risk prohibited items: The number of high-risk prohibited items dropped 6.8% in 2024 compared to the previous year. The illegal items included used batteries, lighters, rechargeable batteries, knives, hazardous chemicals, flammable pressure cans, controlled devices, lighter fluid, fireworks and firecrackers.

◉ **Corrective measures**

Standardize delivery processes of delivery outlets, implement self-inspection and self-correction mechanisms, and conduct warning interviews.

◉ **Achievements**

Safety of express parcel delivery improved in 2024. The loss and damage rate was 0.11 per 10,000 parcels, declining by 55% year-on-year. There were no delivery safety incidents, including those caused by prohibited items. Moreover, the inspection and handling of flammable and high-risk items grew by 18% compared to 2023. The Company achieved 100% in timely meetings with outlet managers and responsible parties.

• Delivery Safety Management

ZTO implemented delivery safety management to address issues such as vehicle fire losses, delays in receiving information at outlets and uncollected parcels due to delivery safety issues. Efforts were made to improve the delivery of low-risk items, high-risk prohibited items and used batteries in high-temperature weather conditions to ensure service quality. In addition, we improved the management of prohibited items on a quarterly basis, specifically high-risk items. We focused on controlling flammable items such as fireworks and firecrackers from January to February, prohibited items in specific areas from March to April, used batteries in high-temperature conditions from May to October, and delivery of registered goods from November to December.

We also standardized the management of real-name information for delivery, ensuring that parcels that do not use real names are identified and sent to outlets for rectification. A 100% rectification rate was achieved in 2024. Furthermore, ZTO signed a delivery safety agreement with corporate clients to ensure safety of delivery.



Special Control Measures for Parcel Delivery

Low-risk cargo

• Coordinate with outlets to improve customer satisfaction in parcel delivery fulfillment.

• Diverse solutions: The Company continued to increase the volume of registered parcels through site visits, placing test orders with competitors and conducting cargo safety testing.

High-risk prohibited items
(including used batteries in high-temperature weather conditions)

• Raise awareness on high-risk prohibited items through meetings, video training and assessment

• Upgrade control mechanism for high-risk prohibited items, including imposing penalties, to improve the management of these items

• Investigate the handling of high-risk prohibited items, such as delivery of used batteries in high-temperature weather conditions

• Analyze data, monitor high-risk outlets, require outlets to take quick corrective action and conduct training for outlets with deteriorating performance Hold talks with departments that do not meet rectification standards

• High-risk items are reported daily and subjected to penalties. Penalty notices are issued for violations of high-risk items such as batteries, flammable and explosive items



Random checks on delivery safety regulations and special training

The Company conducts training on delivery safety. Random checks were performed among personnel on their awareness of safety regulations in provinces where there were more inquiries on prohibited items. Special training is provided at outlets with poor parcel safety management. To date, more than 1,000 employees have attended training on high-risk prohibited items at outlets in Jiangsu, Hebei, south and north Zhejiang, Guangzhou and Fujian.

In response to the State Post Bureau's rectification plan on the "three systems", we produced training videos on operation standards of the "three systems", and provided detailed explanation on the requirements and procedures. Training was carried out across our logistics network to raise awareness on the standardized operating procedures among personnel. A total of 122,300 employees underwent training in 2024, with a 100% completion rate.

Providing Quality Express Delivery Services

ZTO complies with the Law of the People's Republic of China on the Protection of Consumer Rights and Interests with a customer-oriented approach that prioritizes consumer protection and customer satisfaction.

• Optimizing of Management Initiatives

The Company focused on addressing customer complaints to resolve delivery issues and improve outlets in 2024. The satisfaction level of one-time resolution of customer complaints was included in performance evaluations and to improve after-sales services. Customer satisfaction was improved from multiple aspects, such as visualization of customer complaint data, encouraging customer feedback, imposing penalties for poor services and increasing compensation for losses. Furthermore, the after-sales department added daily review meetings and monitored the progress of complaints handling. During the reporting period, the complaints per 10 thousand orders was 1.95, a decrease of 2.0% compared with 2023.

Customer complaints and online satisfaction are used to gauge and enhance customer service experience

The Company assigned dedicated personnel to follow up on customer complaints and online satisfaction, two key areas that affect the quality of customer service experience.

Addressing Customer Complaints

• Online complaints are directed to relevant channels and second-line customer service team

• The customer complaint process is analyzed and improvement plans are formulated

• Resolved transportation issues and provided compensation for losses due to our oversight to reduce number of customer inquiries

Outcome
Customer complaint rate decreased 2%

Online Customer Satisfaction

• Developed operational guidelines for customer service

• Monitored customer services throughout the logistics chain

• Set daily targets and followed up on customer dissatisfaction cases to improve quality of services

Outcome
Online customer satisfaction improved 83%

Online Strategy and Online Customers	Unit	2021	2022	2023	2024
Percentage of customers using online services/platforms	%	92	94	95	94
Percentage of revenue generated from online channels	%	90.3	92.1	92.4	88.9

• Customer Feedback

ZTO strives to improve customer satisfaction and has created a multi-channel feedback system to better understand customer needs. More than 20 channels have been set up, including ZTO's 95311 customer service hotline, online robots and official mini WeChat programs. This promotes communication with customers to understand their needs and provide quality services. The Company regularly conducts customer satisfaction surveys to gather feedback on quality of services, prices and other aspects. The survey results are analyzed to enhance service quality.

Customer Satisfaction			
Customer Satisfaction over the Last Four Years	2021	90.8	%
	2022	91	%
	2023	94	%
	2024	96	%
Data Coverage of Customer Satisfaction 2024		93	%
Customer Satisfaction Targets 2024		95	%

Information Security and Privacy Protection

ZTO prioritizes information security and user privacy protection, abiding by laws and regulations such as Data Security Law of the People's Republic of China, the Cybersecurity Law of the People's Republic of China, the Personal Information Protection Law of the People's Republic of China, and the Regulations on the Security Protection of Critical Information Infrastructure. The Company also formulated its data security management system, measures on security incident management and privacy policy. The "ZTO Express Group Account and Permission Management Measures" was also updated in 2024 to boost information security and ensure the confidentiality of user data. The Company's privacy policy also applies to business partners, such as suppliers.

• Information Security Management System

ZTO recognizes the importance of information security and privacy protection as it continues to improve its information security management system and devises policies to ensure customer data is protected.

Decision-making level

Led by the executive president, the information security committee consists of vice presidents in charge of various departments, heads of companies in the business ecosystem, heads of functional departments, as well as chiefs of provincial, municipal and district control centers. The committee is responsible for supervising and making decisions on information security matters.

Management level

As the Company's network security management agency, the information security department oversees the management of data security and privacy.

Execution level

To realize data and privacy protection, all departments work in accordance with established management standards in ensuring effective information security management.

Information Security and Privacy Protection Management Architecture

The Company has obtained ISO 27701 and ISO 27001 certifications for the development, application systems, IT architecture, as well as operation and maintenance services of its core business system. It has also received GB/T 22080 information security system and ISO 9001 quality management system certifications, as week as the United Kingdom Accreditation Service (UKAS) and China National Accreditation Service for Conformity Assessment (CNAS) marks of recognition. The Company conducts internal and third-party audits on its information security and privacy management system every year. A total of 18 information security and privacy policy audits were conducted in 2024.

◆ 12 IT internal audits, one audit per month

◆ 3 risk assessments were carried out for ZTO externally and internally, and amendments were made on ZTO's privacy policy 3 times

◆ Completed and passed the equal protection evaluation for the network security of the core system of ZTO Express

◆ Competed the critical data risk evaluation











CERTIFICATE
ZTO EXPRESS CO.,LTD.
GB/T 19001-2016/ISO 9001:2015
ISACA | CMMI
Appraisal No. 66574
Technology and Information Center (科技与信息中心)
At
SHANGHAI ZHONGTONGJI NETWORK TECHNOLOGY CO., LTD.
(上海中通吉网络技术有限公司)
has been successfully appraised at
CMMI Development V2.0 (CMMI-DEV) without SAM - Maturity Level 3
from 4th Sept. – 8th Sept. 2023 for
SHANGHAI ZHONGTONGJI NETWORK TECHNOLOGY CO., LTD. at its Technology and Information Center , Shanghai, China
The certificate is valid until: 2026-09-08
Chen Yufeng
Certified Lead Appraiser #002479
QUALITY MANAGEMENT SYSTEM CERTIFICATE
SHANGHAI ZHONGTONGJI NETWORK TECHNOLOGY CO., LTD.
Quality Management System
ISO 9001:2015
CHINA QUALITY CERTIFICATION CENTRE
DNV
MANAGEMENT SYSTEM CERTIFICATE
Shanghai Zhongtongji Network Technology Co., Ltd. - Technology and Information Center
ISO/IEC 27001:2013
DNV
MANAGEMENT SYSTEM CERTIFICATE
Shanghai Zhongtongji Network Technology Co.Ltd.- Technology and Information Center
ISO/IEC 27701:2019

Certification Status

• Data Privacy and Security Policy Objectives and Commitments

We have set and exceeded information security and privacy protection objectives to address shortcomings and major business security and application security risks to ensure smooth business operations. This strengthens risk control systems, automated interception strategies and other scenarios such as development of core business data security management system, implementation of personal data encryption solutions and ensuring there are no major risks in security supervision. We also made commitments to comply with the data privacy and security policy. The following measures were taken in 2024 to achieve our objectives in information security and privacy protection:

The annual information security and privacy protection goals are linked to employee performance

For information security personnel, goals are broken down into targets for each project team and linked to individual performance.

The technology center organizes safety awareness training and assessment every year, with employees' assessment results linked to their work performance. Employees will not be able to receive grade A if they did not turn up or failed the supplementary assessment.

Improving existing information management and privacy protection management systems

Updated information security and privacy protection policies

Updated the account and permission management system in 2024 to strengthen permission control

Optimized the mobile app with software development kit (SDK) testing before the app was launched, facilitating real-time updates of user data sharing list and reducing data privacy compliance risks

Improved the data breach emergency response plan and standard operating procedures for handling of incidents, set up an emergency response team involving multiple departments. Legal and business affairs personnel were also included in the team to enhance response capabilities

Commitments of Data Privacy and Security Policy



- Notify related parties in the event of policy changes or data breaches in a timely manner
- Implement data protection standards
- Collect user data through legal and transparent means, and obtain explicit consent from the user when the need arises
- Collect and process user data only for specified purposes
- Policy includes explicit terms on the collection, use, sharing and retention of user data, including data sharing with third parties
- Ensure that third parties comply with company's data policies
- The Company's user privacy and data security policies apply to all business operations





• Information and Privacy Security Risk Identification and Prevention

The Company conducts annual risk assessments on information security and privacy protection, including risk identification and prevention of network security, data security and information security.

	Risk Identification	Prevention Measures
Network Security	• There is a risk of unauthorized access of network and security devices and impersonation of legitimate users by malicious users. • Indirect incidents lead to long response times, affecting the effectiveness of urgent response processes.	• A device authentication management system was deployed to centralize the management of network and security devices, while password login was replaced with multi-factor authentication, including use of SMS verification codes, dynamic passwords and facial recognition. • Network and security devices do not use two or more forms of identification technology. Remote access is limited to the network and security device administrators through a bastion host, which restricts the access of logistics terminals.
Data Security	• The off-site backup strategy is inadequate as there is no real-time off-site backup function.	• The database is backed up every day, with a cold database backup every month. • A data storage server is deployed in offices to back up important data. • A virtual private network is used to transmit important data for off-site backup in real time.
Personal Data Protection	• The third-party privacy compliance verification system for mobile apps is inadequate, especially the sharing of personal data with third parties and untimely synchronization of updated list of software development kit (SDK).	• SDK automation inspection tools are used to assist in manual verification, and improve the integrity and timeliness of third-party SDK permissions integrated into mobile apps, ensuring the lawful collection and processing of employees' personal data.

• Information and Privacy Security Training

ZTO has established an information security training system to improve the awareness of employees and partners, enhance their skills and further strengthen the Company's information security.

Information Security Month

All heads of centers throughout the Company's logistics network signed an information security commitment letter, while employees in functional roles completed 111,163 copies of the Information Security Self-Inspection Checklist. In addition, more than 13,000 employees participated in basic security training.

Phishing Simulation

A phishing simulation exercise was conducted for staff in functional roles, with 941 phishing emails sent to the employees. A total of 129 employees also participated in a prevention training session.

Specialized Training

All 1,089 employees responsible for information security and privacy protection participated in specialized training.

A safety training technology training session was also conducted with 100% participation rate.

Promoting Information Security Awareness

ZTO's information security department launched eight push notifications to promote information security awareness via its service account, which received over 120,000 views.



Building a Responsible Supply Chain

Aiming to build a green logistics system, ZTO integrated eco-friendly practices and social responsibility commitments throughout the entire supply chain process. The Company empowers all outlets to build a responsible supply chain and drive the transformation of the industry ecosystem towards sustainable development.

Sustainable Supply Chain Management

ZTO has formulated the Supplier Management System, Supplier Dynamic Management System, Supplier Guidelines and Green Procurement System to improve supplier chain management, optimize resources and strengthen supply chain resilience. The Company regulates the behavior of suppliers based on environmental, social and governance (ESG) principles, and senior management is responsible for overseeing and evaluating the implementation of plans.







Social	Environment	Governance
• Child Labor	• Ecosystem	• Risk Management
• Forced Labor	• Environmental Management	• Information Disclosure and Transparency
• Discrimination and Harassment	• Water Resources Management	• Fair Business Practices
• Remuneration	• Efficiency and Innovation	• Anti-corruption
• Working Hours	• Quality and Safety	• Data Privacy, Protection and Security
• Occupational Health and Safety		• Whistleblower Protection
• Freedom of Association and Collective Bargaining		

ESG practices are incorporated in the supplier management process, from supplier onboarding, assessment, rectification to withdrawal to ensure the management of suppliers comply with the Company's guidelines. During the reporting period, all suppliers of the Company followed these practices. The Company also developed Supplier Misconduct Management Rules to ensure ethical practices. Two suppliers were penalized for improper conduct during the reporting period.

• Supplier Screening and Onboarding

During the supplier screening stage, the Company's business department focuses on the evaluation of suppliers' business relevance and risks. ESG factors are used to determine the suppliers' policies and measures on business ethics, occupational health and safety and environmental governance. Suppliers with good ESG performance will be selected. Suppliers that do not meet the Company's ESG standards will be excluded from our supplier database. The Company also conducts on-site inspection on new suppliers, including their qualifications, finances, products and services. Suppliers' country risk, industry risk and product risk are also assessed during the screening stage for key suppliers to ensure the sustainability of the Company's supply chain.



Business Relevance	Environment	Social	Governance
• Product Quality and Service	• China's Environmental Certification Requirements	• Occupational Health and Safety	• Business Ethics and Compliance
• Safety Certification	• Use of Recyclable Packaging Materials	• Human Rights Protection	• Privacy Protection
	• Use of Vehicles that meet China V emissions standards		
	• Transportation Routes and Mileage		

• Supplier Management and Evaluation

ZTO categorizes and manages suppliers based on their type of business. Suppliers are managed by relevant departments, and categorized into white-listed suppliers, qualified suppliers and suppliers that do not meet standards. Different annual assessment plans are developed for suppliers in these categories.

The Company adopts an assessment method that combines daily project management and regular evaluation for suppliers. The annual assessment is conducted in the first quarter of the year by managers based on the Supplier Management System to ensure suppliers meet the Company's ESG requirements. Meetings with suppliers are also held to provide feedback. Suppliers are categorized into four tiers based on the evaluation, and the status of partnerships are determined from these tiers. The Company also helps suppliers to develop corrective action plans, following the identification of issues during assessment.

• Supplier Withdrawal

The Company reviews and evaluates supplier ratings every year based on its Supplier Misconduct Management Rules and other regulations. Suppliers with integrity issues, conflicts of interest, data leak and product quality issues will receive a rating downgrade, and will be required to take corrective measures or the supplier agreement will be terminated. The Company also follows up on the corrective actions of suppliers and the supplier agreement will be terminated if they fail to meet the required standards.

• Suppliers Empowerment

ZTO not only prioritizes internal supply chain management, but also seeks to empower suppliers through training. The training session focuses on raising awareness of ESG requirements and improving suppliers' ESG practices. During the reporting period, 22 suppliers participated in the Company's 2-hour ESG training.

The Company also organized an anti-corruption event and a forum to promote business integrity among suppliers.




Meanwhile, ZTO integrated digital technologies and created a supplier information management system to manage the ordering of materials, contracts and online payments. The number of domestic and foreign suppliers increased during the reporting period.

Key Performance Indicators	2024 (suppliers)
Total number of suppliers	7,215
Suppliers in Mainland China	7,103
Overseas suppliers	112
Number of Tier 1 suppliers	276
Number of key Tier 1 suppliers	5

Strengthening End-Point Logistics

While expanding its market presence and business scale, ZTO also aims to strengthen its end-point logistics. It assists outlets in identifying and solving issues, upgrading equipment, improving service efficiency and quality, as well as jointly creating service-oriented logistics terminals.

Governance Optimization	• Governance of outlets: An objective evaluation was conducted based on the size and performance indicators (business development, service capacity, optimization model, operational health, and safety compliance) of outlets. • By the end of the reporting period, 76 outlets were optimized.
Equipment Upgrade	• Terminal Automation Enhancement: The optimized equipment demonstrates a reduced recirculation rate and improved sorting efficiency compared to pre-optimization units, with throughput capacity increased by 43%. • The number of automated sorting equipment increased at outlets to boost efficiency and cut costs.
Smart Equipment	• An automated online repair system was launched in September, 2024, which allowed data tracking and analysis that can be used to evaluate suppliers, centralize fault reporting channels and improve response time for handling equipment issues. The headquarters also used the system to streamline supervision, as well as improve after-sales service quality and outlet satisfaction.
Recycling Equipment	• About 90% of outlets are equipped with packaging waste recycling equipment.

ZTO assists outlets in conducting regular data analysis and reviews, implementing improvements plans with area managers, assigning personnel and monitoring rectification plans in real time. During the reporting period, the Company maintained its service performance with an annual KPI score of 74.37 and qualification rate of 89.5% at outlets.



Dispatch Fee Issues		Storage Issues
Research Calculate dispatch fees and review receipts		**Research** Negotiate with convenience stores
Solution Provide a guide on calculation of subsidized rates for a specific area, optimize the implementation of this model		**Solution** Utilize available space at stores to place racks for express delivery parcels, ensuring that there is a shop within one kilometer that can store the parcels

The Company also provided a communication platform for franchise outlets and launched the 'Outlets with Outstanding Contributions' section on its official social media account to promote the sharing of experiences and practices among outlets.

 **ZTO's Shanghai Jing'an Second Branch won 'Zero Waste Cell Award'**

The Ecological and Environmental Protection Bureau of Shanghai Jing'an District held a themed event "Green Jing'an: Move Towards Beauty" on June 3, 2025. The first batch of 23 "zero waste cells" were recognized during the event, including ZTO's Jing'an Second Branch.

In 2024, the outlet implemented zero waste initiatives into its daily operations, established a safety responsibility system, streamlined procurement of eco-friendly packaging and trained employees on sustainable practices.

As part of its daily operations, the outlet improved packaging methods, used degradable and recyclable materials, reduced the use of secondary packaging and promoted the reuse of cardboard boxes.







Pudong center held seminar among outlets

ZTO held a seminar on the development of outlets at its Pudong center in Shanghai. 23 outlet managers participated in the seminar organized by ZTO's Pudong center.

The seminar saw the exchange of experiences on cutting costs and enhancing efficiency, laying a solid foundation for the growth of Shanghai outlets in 2025. Participants discussed topics such as operation management and service improvement, fostering growth through learning and exploring opportunities.



Contributing to the Growth of Express Delivery Industry

In an era driven by the digital economy and low-carbon transition, the express delivery industry is transitioning from a "scale expansion" growth model to "value co-creation" model. ZTO leverages its strengths and technologies to keep up with the changes, improve its express delivery services and contribute to the industry's growth.

The Company pursues technological innovation and has made technological advancements that contribute to the rapid development of the express delivery industry. The Company participated in over 150 industry meetings and two-large scale exhibitions during the reporting period.



ZTO joined Yangtze River Delta Express Logistics Innovation and High-Quality Development Forum 2024

The Yangtze River Delta Express Logistics Innovation and High-Quality Development Forum 2024 and Yangtze River Delta Express Logistics Supply Chain and Technology Exhibition 2024 were launched in Hangzhou on July 8. The events were co-organized by the express logistics associations of Zhejiang, Shanghai, Jiangsu and Anhui, under the guidance of China Express Association. The vice president of ZTO Express was invited to attend the opening ceremony.

Themed "Technological Innovation and Environmental Protection", the event showcased innovative solutions in express logistics and aimed to promote industry cooperation and integration.

ZTO Express gained delete industry recognition after sharing its use of autonomous vehicles, efforts in ecosystem development and end-point service optimization.





ZTO exhibited achievements in autonomous delivery at China International Fair for Trade in Services

The China International Fair for Trade in Services (CIFTIS) was held in Beijing from September 12 to 16, 2024. Themed "Global Services, Shared Prosperity", the trade fair also saw a number of side activities such as exhibitions and promotions. ZTO Express was invited to participate in the "Express Service" area of the "Special Supply Chain and Transportation" exhibition. The Company showcased its domestic and international logistics services, as well as technological achievements in autonomous delivery, such as the "ZTO Autonomous Vehicle Operation and Management Platform".

During the CIFTIS, ZTO displayed its autonomous delivery vehicles that are used in Jiangsu, Hubei, Shandong, Sichuan, Guizhou and other areas. These autonomous delivery vehicles feature autonomous driving capabilities and can be used on urban roads with a radius of up to 50km. The use of these vehicles can also be extended to ZTO's entire logistics network in urban areas and realize 30-second battery swapping, improving efficiency and safety of autonomous deliveries. This initiative also aims to resolve standardization, normalization and efficiency issues of autonomous express deliveries. ZTO built its smart driving with autonomous vehicle operation and management platform to improve last-mile logistics and address industry challenges. ZTO will continue to enhance its end-point delivery and accelerate the widespread use of smart technologies in logistics.





用我们的产品 造就更多人的幸福
NEOLIX
95311
中国国际服务贸易交易会
CHINA INTERNATIONAL FAIR FOR TRADE IN SERVICES

兔喜生活

Uniting Strength to Achieve Shared Prosperity

ZTO Express adheres to the people-oriented concept and builds a zero-discrimination workplace environment. Through a systematic talent training mechanism, the Company optimizes its management structure and promotes the balanced development of the gender ratio at the management level. At the same time, the Company innovates and implements employee care programs, strengthens the sense of belonging of employees, and empowers the distribution system of agricultural products with science and technology, builds a digital bridge for the rural industry, and breaks through the bottleneck of regional development. The Company continues to carry out educational assistance and community welfare services to fulfill its social responsibility. In the future, ZTO Express will actively build a synergistic development model for people, society and the environment, and continue to contribute ZTO's strength to the industry's high-quality development and social progress.

Topics We Focus On

- Employee Rights and Benefits
- Diversity and Inclusion
- Occupational Health and Safety
- Employee Training and Development
- Community Engagement
- Rural Revitalization and Common Prosperity

Corresponding SDGs



1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES

Our Actions

- Protect employee rights, implement employee wellbeing programs, focus on developing a safety risk management system, and create a safe and healthy working environment
- Attract talents and provide incentives, build a talent training and development platform and support employees' career development
- Incorporate diversity and inclusiveness in the talent development strategy, respect and value every employee, including those from minority groups, protect their rights and interests and unlock their potential.
- By understanding issues related to agricultural product distribution, the Company leverages technology and innovative services to build a bridge between urban and rural areas, and contribute to rural economic growth.
- Continue to promote charity projects and fulfil social responsibilities

Delivering Employee Care

ZTO regards talents as the main driving force of business growth. The Company adheres to laws and regulations, safeguards employee rights and implements employee wellbeing programs to create a positive working environment. In addition, the Company places importance on the development of a safety risk management system with ongoing investments to ensure a safer and healthier workplace for all employees.

Employee Rights Protection

ZTO focuses on employee growth, implementing human rights protection and equal employment practices while complying with regulations to improve labor management systems and safeguard employee interests. The Company also fosters a culture of innovation, inclusiveness and respect, encouraging employees from diverse backgrounds to communicate and learn from one another and stimulate innovation. We also build harmonious labor relations for employees to grow together with the Company.

• Human Rights Protection

ZTO is committed to human rights protection and respects the rights of all groups related to its operations. The Company also supports international human rights conventions, charters and principles, including the Constitution of the International Labor Organization, Discrimination (Employment and Occupation) Convention, Abolition of Forced Labor Convention, Equal Remuneration Convention, Minimum Age Convention, Worst Forms of Child Labor Convention, as well as Labor Law of the People's Republic of China and Company Law of the People's Republic of China. We also stand against human trafficking. We are committed to creating a fair and just working environment, providing a platform for employee growth and protecting employees' legal rights.

The Company amended its Recruitment Policy in 2024 to provide employees with equal employment and career development opportunities. Upholding the principles of fairness and equality, hiring personnel are required to assess job candidates in an objective manner and ensure the best candidates are selected. All forms of discrimination, based on gender, ethnicity, religion, and cultural background, etc., are prohibited. Stringent screening is also conducted to prevent forced labor and child labor and a minimum age requirement is set to protect employee rights. The working hours policy is stated in the Company's Employee Relations Handbook. The handbook clearly states the standard working hours and working time of shift workers. This ensures that employees get enough rest and are entitled to various types of leave, while regulating overtime and compensatory leave procedures.

The Company also formulated its Human Rights Policy to manage discrimination and harassment (including sexual harassment) incidents. We adopt zero tolerance towards discrimination and reporting procedures are stated in the policy. Serious misconduct such as violent threats and harassment is strictly dealt with, including verbal warnings and disciplinary action. Regular training is conducted to enhance employee's awareness of human rights protection and anti-discrimination/harassment, as well as safeguard their interests.

To prevent human rights violations, the Company has set up a 24/7 multi-language anonymous reporting mailbox and hotline to protect whistleblowers and encourage employees to report misconduct. The Company will disclose the number of reports, incidents of misconduct and handling measures to promote transparency. Meanwhile, the Company values the human rights protection performance of its partners. Our cooperation policy requires suppliers and partners to uphold human rights and abide by the human rights policy. Through close cooperation, we will work together to create a safe, fair and equal workplace environment and implement a human rights protection system across the supply chain and partner network.

The Company has established a human rights evaluation mechanism to conduct an assessment of employees and suppliers on a regular basis and identify potential risks of human rights violations. No human rights violations were recorded and there were no major labor disputes during the reporting period. The Company also places an emphasis on employee rights protection and respects employees' legal rights, including freedom of association and collective bargaining, which are included in the Human Rights Policy. Through active communication and consultation with employees, the Company signed a slew of documents such as Collective Agreement, Special Collective Agreement on Protection of Women's Rights and Interests and Special Collective Agreement on Wages. The collective agreement coverage reached 100% at the end of the reporting period.

• Recruitment and Employment

ZTO Express complies with the Labor Law of the People's Republic of China and the Labor Contract Law of the People's Republic of China, as well as other laws and regulations. To meet the demand for talents, ZTO continued to improve its recruitment process in 2024 to improve the quality of hire and foster innovation in various sectors. The Company made targeted adjustments to frontline recruitment, campus recruitment, open hiring and interview process.

To meet the demand for talents, ZTO continued to improve its recruitment process in 2024 to improve the quality of hire and foster innovation in various sectors. The Company made targeted adjustments, based on market trends and organizational requirements, to frontline recruitment, campus recruitment, open hiring and interview process.

The measures have produced significant results. The completion rate of open recruitment increased 3% in 2024, while timeliness rate and retention rate improved 12% and 2%, respectively. The quality of hire metric further increased 12%, indicating that the Company improved in the hiring and retaining of employees. There were also improvements in the number and quality of recruits as third-party campus recruitment of 2025 graduates grew 12% compared to 2023, while the quality of hire improved 4.82% compared to the 2024 batch of graduates, indicating significant progress in both recruitment scale and talent quality, which has brought in more high-quality young professionals to strengthen the Company's talent pool.

The Company has taken a number of measures to reduce employee turnover rate. This includes improving the organizational development system, tailoring training courses, and using various methods to boost the skills of employees. The Company has also strengthened physical and mental health support for employees through lectures, counselling, provision of health monitoring devices to relieve workplace stress and enhance their sense of belonging and loyalty.



Strengthening recruitment through livestreaming

In 2024, the Company used livestreaming on social media as part of its recruitment strategy for various vacancies, including IT, business and frontline jobs and other hard-to-fill roles.

In terms of campus recruitment, the Company received 664 job applications after holding online hiring briefings via zhipin.com. Nearly 100 job applications were also received for hard-to-fill positions through livestreaming on WeChat. The number of new hires through social media rose 75% in 2024 compared to the previous year, showing the effectiveness of livestreaming in recruitment.




Total number of employees		2023	2024
Total number of employees		23,554	24,477
Type of employment	Full-time	23,554	24,477
	Part-time	0	0
Gender	Male	15,072	15,636
	Female	8,482	8,841
Age	≤ 29 years old	5,771	6,191
	30 - 50 years old	15,031	15,216
	＞50 years old	2,752	3,070
Nationality	Chinese nationality, including Hong Kong, Macao and Taiwan	23,103	24,104
	Cambodian	278	274
	Lao	86	95
	Thai	30	2
	American	1	1
	Japanese	1	1
	Myanmar[5]	49	0
	Vietnam[5]	6	0

New employees in 2024		Unit	2024
Total number of new employees		Persons	6,589
Average cost of new hires		RMB	166.6
Gender	Male	Persons	4,019
	Female	Persons	2,570
Age	≤ 29 years old	Persons	3,762
	30 - 50 years old	Persons	2,596
	＞50 years old	Persons	231
Job Level[6]	Senior management	Persons	4
	Middle management	Persons	179
	Frontline employees	Persons	6,406
Nationality	Chinese nationality, including Hong Kong, Macao and Taiwan	Persons	6,528
	Cambodian	Persons	0
	Lao	Persons	60
	Thai	Persons	1

Employee Turnover Rate 2024		
Total employee turnover rate		23.35%
Voluntary turnover rate		23.26%
Gender	Male	22.21%
	Female	25.28%
Age	≤ 29 years old	34.49%
	30 - 50 years old	18.99%
	＞50 years old	17.03%
Job Level	Senior management	4.78%
	Middle management	11.87%
	Frontline employees	24.68%
Ethnicity	Minority ethic group	32.86%
Nationality	Chinese nationality, including Hong Kong, Macao and Taiwan	23.31%
	Foreign employees	25.7%
	Cambodian	0%
	Lao	35.37%
	Thai	93.75%

The Company did not experience any labor strikes, or work stoppages in the past three years.*

5 No operations and employees in Myanmar and Vietnam from 2024.

6 Classification follows exchange/rating criteria, tailored to the Company's context.

• Employee Compensation and Benefits

In 2024, with its people-oriented development philosophy and commitment to employee wellbeing, the Company ensured that all employees are eligible for benefits and opportunities, including part-time workers. We implemented the statutory social insurance system and housing provident fund. During the reporting period, ZTO reached a 100% contribution rate for China's mandatory "Five Insurances and One Fund", while primary caregivers had 331 weeks of paid parental leave. We also created a diversified supplementary benefits system for employees. During special occasions, ZTO distributes Chinese New Year gift packages, rice dumplings for Dragon Boat Festival and mooncakes on Mid-Autumn Festival. Employee shuttle buses are provided, while health lectures and physical therapy consultations are held, and health manuals are produced and distributed.

• Diversity and Inclusion

ZTO Express integrates diversity and inclusion into its talent development strategy. Our express delivery business segment covers a wide range of services with diverse work scenarios and job requirements. Minority groups such as women, individuals with disabilities, ethnic minorities and foreign employees can demonstrate their value in various roles through their skills, perspectives and cultural backgrounds. ZTO Express respects and cherishes every employee from minority groups, effectively safeguarding their rights and stimulating their potential, working together to enhance the quality of express services and lead the development of the industry.

During the reporting period, the Company had a total of 24,477 employees, among which ethnic minority employees accounted for 6%, and female employees 36%, female managers (including junior, mid-level, and senior) 38%. The breakdown of female employees in each management level is as follows:


Women in senior management
18%


Women in junior management
44%


Women in revenue-generating departments
43%


Women in STEM-related positions
26%

ZTO upholds the core values of equality and inclusion, and regards women as a major driving force of the Company's growth. Thus, the Company aims to increase the proportion of women in junior management positions by around 1% by the end of 2030, with 2024 as the base year.

 **Cancer screening campaign held for ZTO female employees**

ZTO prioritizes the health of its female employees, collaborating with various parties to conduct cervical and breast cancer screening campaigns. A total of 705 female employees have participated in these health screening programs.

In collaboration with the All-China Federation of Trade Unions and China Worker Development Foundation, the ZTO Express Union held a two-day Pink and Blue Ribbon Prevention event in May 2024, and provided free cancer screening services for 505 female employees. From August 8 to 13, 2024, the ZTO Express Union in Shanxi organized cancer screenings for more than 100 female express delivery workers aged 35 and above. The health screenings were held with the support of Qi County Federation of Trade Unions, Social Work Department of Qi County Party Committee, Health and Family Planning Bureau, as well as Maternal and Child Health and Family Planning Services Center. Moreover, more than 100 female express delivery workers participated in Shatian Federation of Trade Union's cancer screening event at ZTO's Dongguan-Shenzhen Management Center on October 10. The event was held with the support of Guangdong Provincial Federation of Trade Unions and Dongguan Municipal Federation of Trade Unions.

During these screenings, healthcare professionals were also on hand to answer questions, raising awareness and helping female employees identify and prevent potential health risks. ZTO continues to protect the health of its female employees through various initiatives.



Occupational Health and Safety

ZTO prioritizes the development of a safety risk management system, increasing investments, improving risk assessment and early warning mechanisms and optimizing safety management processes to create a safe and healthy working environment.

• Safety Management System

ZTO strictly abides by the laws and regulations of the regions in which it operates, using the Work Safety Law of the People's Republic of China and the Regulations on Work Safety Management of Construction Projects as guidelines. ZTO conducted a comprehensive review and update of its site safety management system in accordance with national "Safety Production System 143 Items" and the "Major Hazard Identification Standards", including third-party safety management systems. These amendments defined the safety responsibilities of third-party contractors and partners (similar standards apply for employees) and penalty mechanisms. The Company also carried out the learning, promotion and implementation of the Identification of Major Hazard Standards, and conducted research to devise work plans. ZTO's Work Safety Committee held a meeting to align strategies and clarify responsibilities on December 10, 2024. A notice on the implementation of Standards for Identifying Major Safety Hazards in Postal Enterprises and Express Delivery Enterprises was released on the Company's intranet a day later. ZTO underwent and passed the ISO 45001 occupational health and safety management system certification annual review in December 2024.

The Company has established a sound occupational health and safety management structure with the Board of Directors being the highest decision-making body for occupational health and safety management policies. Departments at the Safety Management Center conduct internal inspection and review, as well as assess work safety conditions on a regular basis, ensuring the implementation of safety measures and requirements. The Company also set safety management performance goals based on the management's requirements, specific situation and previous year's safety performance. Employees join occupational health and safety committees that are responsible for identifying and evaluating health and safety issues in operations. The Company determines the handling level for these issues, formulates corrective action plans with prioritized steps and quantitative goals, and actively promotes the implementation of corrective actions.



• Safety Management Goals

Safety Type	Safety Goals	Measures to Achieve Goals	Status of Goal Achievements
Site Safety	• Site safety incidents decreased year-on-year with no major accidents • Hazard inspection and rectification rate reached 100% • All employees were involved in safety training and emergency drills	• Improved and promoted the standardization of site safety management system • Conducted hazard inspections in areas with extreme heat, floods, electrical fires and during peak season • Conducted quarterly emergency drills and training to improve response capabilities	• The number of site safety incidents declined in 2024 • Achieved 100% hazard rectification rate • All employees participated in safety training, significantly improving their safety awareness
Road Safety	• The number pf road accident for 2024 should show a significant year-over-year decrease compared to 2023	• Continued to optimize Advanced Driver Assistance System (ADAS) • Raised awareness on common accidents across the logistics network; high-risk drivers were held accountable for road violations and improvements were made	• The number of road accidents decreased in 2024 compared to the previous year
Postal Service Safety	• Accidents case caused by pickup of prohibited items should be zero	• Developed systems to unify standards for picking up parcels during major meetings and specific periods, as well as provision of reminders and interceptions on restricted items • Improved the usage of smart security inspection machines, reduced manual operations, improved the timeliness of identifying high-risk items and assigned personnel to take corrective action	• There were no accidents caused by pickup of prohibited items

• Safety Management Practices

ZTO has achieved significant progress in safety risk control, accident handling, performance evaluation and safety training, ensuring the safety of employees and reducing the accident rate.

Risk Control

Online Control

All shuttle buses are equipped with tire temperature and pressure monitoring devices. The Company collaborates with Zhilun Technology to achieve 100% online monitoring of devices

Fleet monitoring personnel can provide speech-based interventions for vehicles with tire temperature or pressure issues in real time during transportation, reminding drivers to check for any abnormalities



Offline Control

100% implementation of drivers' Six-Points Pre-Departure Inspection, which include tire inspection. Any issues are directed to the fleet safety manager for further action

Fleet safety personnel conduct daily inspections of vehicles within the plant area, including tire wear, brake system abnormalities and other vehicle faults, and arranges vehicle repairs in a timely manner



 **Early Warning System for Road Safety**

To optimize ADAS, improve warning alerts while on the road, enhance real-time intervention, back-end data analysis and overall control capabilities, the transportation department collaborated with the technology department to develop and improve a vehicle networking platform, ensuring to meet actual regulatory requirements for safety. The shuttle bus online monitoring platform was migrated from the third-party StarSoft monitoring platform to ZTO's Internet of Vehicles platform in 2024. A 24/7 customer service team was also set up to resolve system and technical issues.

Through the real-time monitoring of vehicles and drivers, incidents of high-risk early warning alerts declined 53% across the logistics network in 2024 compared to 2023.

Accident Handling

Standardized Operating Procedures

▣ Accident reporting: The driver reports basic details of the accident, such as time, location, injuries, vehicle damage and property damage to the fleet manager as soon as possible

▣ Preparation of accident brief: Once the fleet manager receives details of an accident, an accident brief is prepared and sent to the fleet management department within 30 minutes and shared with the road safety group across the Company's logistics network

▣ Preparation of accident report: Video footage of the accident is retrieved once the on-site management of the accident has been completed, then an accident report is prepared and sent to the fleet management department and road safety control department

▣ Input information to system: The fleet manager shall input details of accidents to the Xinghe system.

▣ Update information:Once an accident case has been settled or progress has been made, the fleet manager shall provide updates in a timely manner

Strengthening Control Measures

▣ Strong monitoring of route data: Improve the assessment of violations, such as illegal lane changes, speeding on curves and ramps, and speeding in bad weather conditions. Add weekly monitoring staff evaluations (at least 5 person-times per week), and use video inspections to add a new dimension for identifying high-risk drivers

▣ Improve accountability: Coordinate with the fleet management department to hold high-risk drivers accountable for violations and take effective improvement actions, such as allowing the drivers to continue the delivery of parcels after evaluation

▣ Conduct thorough review: Security supervisor assigns personnel to conduct random inspections and work reviews

Performance Evaluation

Based on a results-driven approach, the 2024 safety performance evaluation strengthens process management. The work performance and year-end bonus of employees will be affected if they fail to meet the required standards, while employees with excellent performance will be rewarded. Accident indicators are closely linked to the performance of fleet safety managers. Supervisors are required to assign subcontracted responsibilities for the vehicles they oversee, and subcontracted supervisors will bear joint responsibility for any accidents involving the vehicles under their supervision.

Safety Training

Training Department	Measures	Details
Site Safety	Improvement of Emergency Management	Improved seven emergency plans on terrorism, violence and natural disaster relief etc., and conducted quarterly emergency drills across the logistics network
	Monthly Tests	Conducted monthly training sessions and tests for all 410,000 employees, with the passing rate increasing from 80% to 97%
	Distribution of Safety Handbooks	A total of 163,217 safety handbooks were printed and distributed to logistics centers and primary outlets
Road Safety	Monthly Safety Meetings	Monthly safety meetings were conducted, focusing on road safety, major hazards and common accidents. Risk warning letters are issued to certain fleets
	Quarterly Seminars	Quarterly seminars were organized for the top and bottom five fleet managers to discuss safety risks and solutions
Postal Service Safety	Random Inspection and Training of Key Outlets	Random inspections were carried out at outlets in provinces, with more inquiries on prohibited items. Training on high-risk prohibited items was conducted for over 1,000 employees across six provinces, including Jiangsu
	Training Video Production and Promotion	Training videos were produced on standard operating procedures for the "three systems" at outlets. The videos were also promoted and distributed to all outlets. With a 100% completion rate, 122,300 employees underwent training in 2024



Safety Training Data		
Training sessions	Sessions	**28,030**
Participants	persons-times	**1,183,574**
Employee coverage rate	%	**100**
Training duration	Hours	**2,000,042**
Average training duration per employee	Hours/person-time	**77**

Safety Statistics	Unit	2024
Number of work-related deaths	Persons	**6**
Work-related fatality rate	%	**0.02%**
Number of days lost to work-related injuries	Days	**1,161**
Lost Time Injury Rate (LTIFR)[7]	per million work hours	**1.44**

Supporting Employee Development

CTO always adheres to the talent philosophy of "talent is hard power", and regards talents as its main competitive advantage. The Company actively recruits talents, incentivizes employees, creates a conducive working environment and shows concern for employees. ZTO organizes various employee wellbeing activities, built a talent training and development platform and supports employees' career development. It is also committed to establishing a reliable and efficient team to lay a solid foundation for the Company's long-term growth.

Upgrading the Management System



Amended the ZTO Express Employee Promotion Management System

• At the beginning of 2024, the Company conducted a review of issues on the implementation of the 2023 employee promotion and points nomination process. Following the review, amendments were made to the ZTO Express Employee Promotion Management System and ZTO Express Measures on Nomination Points Management for Employee Promotion.

• In February 2024, the Company publicly released revised documents on its internal portal to better align corporate policies with practical needs.



Adjusted Career Path Planning for Employees

• In January 2024, the Company adjusted the career path planning for employees and improved job levels, ranks and titles to optimize the Company's human resource allocation, build a specialized organization, enhance competitiveness and provide employees with clear development paths.

7 Historical calculation results have been retroactively revised this year.



Standardized the Job Grading System

• Together with the headquarters' business management team, the human resources center conducted job value assessments at 28 provincial, municipal and district management centers, as part of efforts to improve employee remuneration.

• Based on consensus with teams across the logistics network, the Company set job classification standards for various positions at provincial, municipal and district management centers. The Company issued the Notice on Standardizing the Company's Job Grading System in February 2024, which includes both the ZTO Management Center Position Grading Framework (Province/City/District-Level) and the ZTO Headquarters Position Grading Framework.

Strengthening the Training System

During the reporting period, the Company's 331 Talent Development System, which consists of "three major talent programs, three major empowerment initiatives and one major platform", achieved the following progress in 2024:

• Three Major Talent Programs

Training Programs	Baiyou Eagles Training (Fledgling Eagle、Soaring Eagle、Eagle、Elite Eagle)	Blue Sky Plan for management trainees	Talent Training for Leadership Roles
Training Objectives	Improve employee management awareness, strengthen self-management, accelerate the growth of key employees, meet the Company's demand for quality management talents, and enhance the leadership skills of senior and middle managers	Help new management trainees integrate into ZTO, understand its corporate culture and core business, as well as gaining work skills	Ensure the number and quality of talents at all management levels
Training Arrangements	Fledgling Eagle: Online training for Level 2 employees every quarter. Soaring Eagle/Eagle: Training is conducted throughout the year and held over three phases on the three main themes of strengthening business foundation, enhancing management concepts and bolstering management skills. Elite Eagle: Offline intensive training	Three year-training starting from new employee onboarding, including course training, departmental job rotation and mentoring	At least one successor is reserved for each management level across the logistics network. Training is based on the "271 principle"
Status of Training in 2024	Fledgling Eagle: 2,608 people participated in the training over four sessions, with 1,294 employees graduating after three sessions. Soaring Eagle/Eagle: The 2024 class proceeded to the second phase with 316 training participants. Elite Eagle: 92 people joined one offline training session and an external instructor was invited to teach a two-day course on importance of responsibility	Nearly 80 new employees participated in onboarding training with 25 courses over 14 days	A total of 183 employees participated in the training that took place over 6 sessions, with 104 people completing the training. The training participants are categorized by job level into junior, mid-level, and senior management reserves. The courses for senior management reserves are specifically developed by internal instructors with tailored capability-building programs



• Three Major Empowerment Initiatives

Training Category	Training Programs	Training Progress in 2024	Content
Basic safeguards training	New Employee Training	A total of 374 employees based at the headquarters completed 11 courses	The courses focus on general knowledge such as office safety and integrity
Group internal part-time trainers training	Part-time Trainer Program	32 junior part-time trainers were selected for the program, of which 30 completed the training. The program was changed to a 1+1 training mode	The "1+1" training mode involved one online basic coaching and one offline training with assessment. Participants were required to complete one teaching session to earn promotion points
Provincial and Regional Specialized Empowerment	Empowerment Training for Provincial Management Centers	Empowerment training was completed in 24 provinces and regions, which involved 1,633 participants with an average training duration of 16 hours per person. Three courses were conducted in each province or region	Meet the basic training needs of provinces and regions
	Talent Reserve Training	About 300 employees at the operational management level took eight training sessions on five themes	Alleviate talent shortage issues in operations
	Network Management Effectiveness Training	53 outstanding outlet managers were selected from 35 provinces and regions to participate in this innovative training program with 11 courses and special sessions	Improve the site management skills of outlet managers

• ZTO Academy Upgrade

ZTO Academy introduced new courses in 2024, including customer service and management. The new 258 Work Method for Sales Personnel training program with videos was developed based on field research at multiple locations. More than 160,000 employees have completed the program. The ZTO Academy platform received over 121.0 million views and nearly 25.1 million visitors in 2024.

 **Sales Personnel Training Series**

The Company conducted a series of training courses to improve the skills of sales personnel, achieving a 70% completion rate. Conducted online, the four series of courses included sales capability improvement, ways to reduce the number of complaints and training on the use of ZTO's mobile app.

The training program has produced positive outcomes. The rectification rate for personnel with business proficiency assessment scores below 70 improved from 57.59% to 61.70%. There was also a decrease in assistance requests from 7.87 per ten thousand to 5.53 per ten thousand, while the proportion of work orders handled through the mobile app grew from 35% to 55%. In addition, the parcel processing and resolution rate rose from 78% to 86%.

Average hours of training per employee by category

Category		Unit	2024
Total Training Duration		Hours	**317,971**
Job Level	Average hours of training for senior management	Hours	**13**
	Average hours of training for middle management	Hours	**6**
	Average hours of training for frontline employees	Hours	**14**
Age	≤ 29 years old	Hours	**10**
	30 - 50 years old	Hours	**16**
	>50 years old	Hours	**5**
Gender	Average hours of training for female employees	Hours	**15**
	Average hours of training for male employees	Hours	**12**

Number and proportion of employees trained by category

Category		Unit	2024
Job Level	Number of trained senior management personnel	Persons	**126**
	Percentage of trained senior management personnel	%	**0.67%**
	Number of trained middle management personnel	Persons	**2,008**
	Percentage of trained middle management personnel	%	**10.67%**
	Number of trained frontline employees	Persons	**16,685**
	Percentage of trained frontline employees	%	**88.66%**
Gender	Number of trained female employees	Persons	**5,709**
	Percentage of trained female employees	%	**30.34%**
	Number of trained male employees	Persons	**13,110**
	Percentage of trained male employees	%	**69.66%**

Training Investment	Unit	2024
Total training sessions	Sessions	**1,030**
Total number of trainees	persons-times	**34,643**
Total number of trained employees	Persons	**18,819**
Average number of training hours per employee	Hours	**13**
Average cost of training per employee	RMB	**73**
Human capital return on investment		**2.5**
Percentage of trained personnel to total employees	%	**76.88%**



Fostering Employee Wellbeing

• Employee care

The Company regards employees as its main competitive advantage in the pursuit of excellence and sustainable development. The Company's union organized a number of activities to boost employees' morale and enhance their sense of belonging.

Theme of Event	Event Details	Pictures of Event
Family Interaction	In collaboration with Huaxin New Era Civilization Practice Center, Siran Dental and Huatian Caoshe, ZTO organized an event to mark Mother's Day. Participants visited the ZTO Smart Logistics Exhibition Hall to learn about logistics operations. During the event, employees were involved in floral arrangements under the guidance of professional florists. The flower bouquets were then presented to mothers as a gift of appreciation. A photography session was also organized to capture moments of happiness. Children's Day activities were held at management centers in Shanghai, Sichuan, Jiangxi, Liaoning, Chaoshan and other provinces, cities and districts in China. The activities included interactive games to strengthen family bonds, educational activities to expand children's knowledge and competitive games. The event was also an opportunity for the Company to show concern and care for families in need of support and foster harmonious family relationships.	Mother's Day Activities Children's Day Activities
	In 2024, ZTO continued its college entrance exam reward program for employees' children for the third straight year. Children of employees who have been employed at the Company for one year and above were eligible for the reward program. The children, who took the college entrance exam in 2024 and received admission to certain colleges, were included in the Company's honor roll. The rewards include RMB 10,000 for students who were admitted to Tsinghua University or Peking University, RMB 8,000 for those who were admitted to Project 985 universities and RMB 5,000 for those who were pursue their studies at Project 211 universities. Moreover, employees whose children received college admission are entitled to a one-day leave, transportation services, and those children will be granted with priority employment opportunity at ZTO after their graduation. A total of 238 employees' children were recognized in the honor roll over the past two years. The reward program not only embodies the Company's core values, but also fosters ZTO's "family culture".	College Entrance Exam Reward Program 中通快递集团 2024年员工子女高考奖励计划 奖励对象 中通全网参加2024届高考，并予以录取且公布光荣榜的员工（入职满一年及以上）子女。 奖励形式 1.考取清华大学、北京大学，给予奖金10000元； 2.考取985院校，给予奖金8000元； 3.考取211院校，给予奖金5000元； 4.对于以上人员，及其他录取的情况，给予员工子女大学报到假期1天、报到学校所在地中心组织车辆人员接送、毕业后优先录用。 全力以赴 高考加油

Theme of Event	Event Details	Pictures of Event
Health Protection	The union of ZTO Express headquarters and Qingpu District Express Delivery Industry Union jointly organized 40 frontline operators and drivers to undergo health checkups at Shanghai Medical University Hospital. The health checkup included general health screening, internal medicine tests, electrocardiogram, liver function tests, blood tests and chest CT scan. The health screening allowed employees to better understand their health condition and strengthen their health awareness, achieving the goal of early detection, early prevention and early treatment of diseases.	Health Checkups
Quality of Life	During the annual ZTO Express Recognition Ceremony and New Year's Celebration Gala, cultural performances were organized, including acrobatics, dance and comedy skits. This allowed frontline employees to unwind after work and build team camaraderie. The Company also collaborated with Shanghai Federation of Trade Unions to hold the Happiness Express Charity Market. The market featured China's time-honored brands, with various food and health products, cultural and recreational products, clothing, home textiles and quality agricultural products. Moreover, the event enriched employees' leisure time and provided them with a wide selection of quality products.	New Year's Celebration Gala Happiness Express Charity Market
Legal Awareness	In collaboration with the Qingpu District Federation of Trade Unions, ZTO organized a law lecture on new forms of labor in 2024. Using case studies, lawyers from Siyan Law Firm in Shanghai briefed participants on employee rights and protection in emerging forms of employment under China's trade union and labor laws. Qingpu District's Human Resources and Security Bureau, Justice Bureau and other departments distributed promotional materials on the sidelines of the lecture and offered on-site legal consultations to enhance employees' legal awareness.	Law Lecture



'Warm Bee Action' emergency rescue training program

The express delivery industry has a complex working environment as employees are prone to traffic accidents, sudden illnesses and other situations in their daily work. To improve employees' first aid and emergency rescue capabilities, ZTO launched the "Warm Bee Action" emergency rescue training program in 2019. To date, 13 training sessions have been conducted, with more than 3,000 employees completing cardiopulmonary resuscitation (CPR) and automated external defibrillator (AED) courses. During the Safety Production Month in June 2024, the Company's headquarters and 16 management centers across China conducted further training for frontline and functional staff.



The training on CPR, AED, common first aid knowledge and emergency response strategies was conducted in collaboration with the Red Cross Society of local areas, medical institutions and other organizations. Employees received emergency rescue certification following the training with professional instructors that included the practical use of equipment and strict assessment. In addition, ZTO has installed AED equipment at some management centers, including Shanghai Puxi management center, to provide critical emergency response capabilities during medical crises.

Through systematic training, employees have acquired first-aid skills, enabling them to perform self-rescue and mutual aid during emergencies. This has significantly enhanced their crisis response capabilities, empowering them to play an active role in serving the public and community emergency assistance. The training not only enhanced employees' safety awareness and developed their composure during emergency situations, but also promoted the concept that first aid is for everyone while boosting the image of the express delivery industry.



'Warm Bee Action' employee wellbeing activity- 'Heart-to-Heart Connection, Warm Journey Together

Frontline express delivery workers are under immense pressure during the peak season, prompting mental health concerns. To safeguard employees' physical and mental health and improve their mental health awareness, ZTO Express launched the 2024 "Warm Bees Action" campaign—"Start with the Heart, Walk Warmly Together"—a psychological care program for employees across ten regions in China (including Shanghai and Jiangsu). This initiative marks the fifth consecutive year of the "Warm Bees Initiative," representing a core component of ZTO's employee care system.

The Company strengthened mental health education through campaigns, lectures and a 24-hour counselling hotline. Activities included mental comfort booths to promote peace of mind, as well as interactive games and tie-dyeing to foster mental health in a relaxed atmosphere.

Through multifaceted initiatives—including awareness campaigns, expert seminars, and a 24/7 counselling hotline—ZTO has strengthened mental health education across its workforce. On-site activities featured dedicated "Mindfulness & Wellness" booths offering psychological support, complemented by interactive games and traditional tie-dye workshops, creating an engaging environment for employees to learn stress-management techniques.

 

• Corporate Culture

ZTO organized various cultural activities to further boost employee wellbeing and teamwork. It is hoped that employees understand the Company's core values and mission through the activities, while also developing their teamwork skills and working together to achieve the Company's development goals.

Highlights	Details	Main Outcomes
Integration with local events	Involved in Tonglu triathlon, including cycling, running and swimming	Promote the local economy, improve employees' understanding of the Company, and boost ZTO's brand image across various media platforms
Innovative activities	Focus on employee experience and needs, held Family Day events for frontline employees	Enhance employee happiness, optimize the headquarters' organization of events, and provide more opportunities for employees to showcase their skills
Expanding the reach of Spring Festival Gala	The 2024 New Year's Celebration Gala was live-streamed with 561,000 viewers, complemented by on-site events including festive reunion dinners and corporate greetings ceremonies	Boost influence, improve brand building, enhance employees' sense of belonging and bond with the Company to achieve employee satisfaction and loyalty

• Employee communication

ZTO prioritizes communication with its employees. About 140 new employees attended a meeting at the North Zhejiang Management Center in Hangzhou on June 13, 2024. The new employees suggested improvements in work processes, facilities and benefits, which were addressed by management personnel to boost employee satisfaction. On December 20, 2024, the Shanghai Management Center held a fourth quarter meeting on the rights of express delivery workers during winter solstice. Nearly 20 attendees, including outlet managers, couriers, and customer service representatives, attended the meeting, which aimed to improve the satisfaction of delivery workers. The Company also created the "Speak Up" platform that encourages frontline employees to provide feedback and suggestions to its management. ZTO is fully committed to enhancing operational efficiency and strengthening collaboration between headquarters and outlets to resolve employee issues promptly and further improve satisfaction levels. During the reporting period, the Company conducted an employee satisfaction survey that included their working conditions, mental health and other aspects, achieving a 71% participation rate with over 88% of employees expressing satisfaction.



Building Thriving Rural Communities

ZTO has embarked on a mission to promote rural revitalization and shared prosperity. By identifying the challenges in the circulation of agricultural products, it uses technology as a tool to enhance the flow of these products. Through innovative measures and efficient services, the Company aimed to improve urban-rural connectivity and inject strong momentum into the leapfrog development of the rural economy.

 **ZTO drones deliver Zigui county's navel oranges across Yangtze River**

In November 2024, ZTO Express empowered agricultural product logistics through technological innovation by launching a "drone + unmanned vehicle" delivery system in Zigui County, Hubei Province, providing a new solution for the delivery of Zigui navel oranges. With the help of smart logistics technology, boxes of navel oranges were delivered across the Yangtze River within 24 hours. This initiative marked the beginning of an efficient and freshness-centric journey for the fruit.

In just 10 minutes, four agricultural drones transported 20 crates of oranges totaling 1,000 kg from an orchard to Zigui county's Guiya village. The ZTO courier at the Zigui outlet quickly took over, neatly loading the approximately 120 kg per crate onto the truck. By 6:30 PM, the truck, fully loaded with oranges, departed for Wuhan on its long-haul journey. The next morning, the fresh oranges arrived safely in Wuhan.

ZTO's customized drone solutions provide door-to-door service once villagers place an order. The ZTO drones are responsible for picking up fruits, while truck drivers arrive on the doorsteps of fruit farmers. The goods are then transported to the sorting center, ensuring a seamless process and reducing the transportation time by 6 hours.

The widespread use of drones has revolutionized the traditional transportation of navel oranges. It not only relieves villagers from the burden of heavy manual labor but also eliminates the need to hire vehicles to transport the oranges to collection points. As a result, transportation costs are significantly reduced, while efficiency is greatly improved. At the same time, logistics safety is better ensured, making the efficient delivery of agricultural products a reality and contributing to the development of the rural economy.




 **ZTO assists farmers with livestreaming, delivers Xinjiang apples to rest of China**

ZTO Express takes a multi-pronged approach to support apple transportation in Aksu, Xinjiang. By establishing livestreaming sessions, the company bridges the gap between farmers and consumers, allowing buyers to better appreciate the premium quality of Aksu apples. To ensure freshness and prevent damage during transit, ZTO provides customized packaging designed specifically for these apples. For logistics, its dedicated service "ZTO Haokuai" takes charge, enabling farmers to bypass middlemen and achieve direct "farm-to-table" delivery—maximizing both farmer profits and consumer satisfaction.

Since fall 2024, apples of Aksu have been delivered through ZTO's efficient logistics network, with a daily volume of around 3,000 parcels. The estimated shipment volume is 1.4 million parcels from November 2024 to February 2025, with up to 25,000 parcels a day during peak period. This is testament to the market recognition and reliable services of ZTO Express.

Beyond Aksu apples, ZTO is committed to bringing more of Xinjiang's distinctive agricultural products to national New Year markets through comprehensive logistics solutions. The company has established multiple dedicated transport routes across Xinjiang and set up a consolidation warehouse in Xi'an to integrate logistics resources and optimize delivery networks. To guarantee freshness, ZTO operates specialized cold chain routes supported by additional air cargo flights. Leveraging technological innovation, the company deploys large cargo drones to overcome geographical barriers in Xinjiang's vast territories. These integrated efforts enable Xinjiang's premium agricultural products to travel across thousands of miles directly to households nationwide, offering consumers richer choices for their New Year celebrations while ensuring optimal freshness and quality throughout the journey.




Promoting community welfare

ZTO Express firmly believes in the intrinsic connection between corporate success and social progress. We remain committed to our aspirations and actively engage in public welfare endeavors across multiple domains. Through diverse philanthropic initiatives and volunteer services—including educational empowerment programs, environmental conservation efforts, and community partnership projects—we translate our social responsibility into concrete actions, creating meaningful impact where it matters most.

 **ZTO provides aid to Songzhangzi Primary School in Chengde, Hebei**

ZTO funded the construction of a new block at Songzhangzi Primary School in 2020. With an area of about 1,600 square meters, the new building's classrooms are equipped with multimedia facilities. A computer room, library, activity center and sports field were also built. The Company upgraded the school's teaching materials and equipment in 2022, and donated funds to build a new playground in 2023. ZTO also provided funds for the renovation of school toilets in September 2024.

For years, ZTO Express has remained committed to educational philanthropy through its unique "Triple Support Approach" - combining poverty alleviation, motivation building and intellectual empowerment. The company actively facilitates social goodwill transmission through diversified initiatives including educational donations and free delivery of charitable supplies, demonstrating proactive engagement in educational assistance and poverty relief endeavors.



 **' Dream Fulfillment 1+1' charity drive**

The "Dream Fulfillment 1+1" education assistance campaign entered its 13th year in 2024. ZTO focused on the education needs of remote areas and collaborated with government departments, nationwide management centers and various sectors of society to continuously expand its philanthropic reach. Thanks to years of dedication, the "Dream Fulfillment 1+1" charity education team was honored with the "2024 Touching Shanghai Annual Nomination Award", earning widespread social recognition.

From March to July, 2024, ZTO joined forces with its 10 management centers to collect donations for the "Dream Fulfillment 1+1" program, offering a "Zero-Cost Shipping" service for used clothing. In August, the headquarters also held a charity fair in August, and all raised funds were used to fund the education of students in impoverished areas, such as Yunnan. Simultaneously, in collaboration with Huaxin Town, ZTO donated 178 boxes of supplies (valued at over 110,000 RMB) to students in underprivileged regions.



Since 2020, ZTO has been partnering with Shanghai Qingpu Education Support Charity Association to organize poverty alleviation and education aid activities under the Company's "Dream Fulfillment 1+1" charity project. Through large-scale donations and encouraging ZTO employees to participate in "one-to-one" sponsorships, the program provides 6 to 9 years of educational funding for children in remote areas. To date, 414 students have received support, and the initiative continues to grow.



Upholding Integrity to Achieve Long-Term Success

ZTO Express drives its growth by prioritizing both legal compliance and environmental sustainability, advancing modern corporate governance and ecological stewardship. The company has implemented a "Three-Tier Governance" framework, empowering its Board with oversight of ESG matters. ZTO also fosters a culture of integrity throughout its operations through the Clean Action initiative and strengthens transparency by conducting supplier audits.

In parallel, ZTO is at the forefront of sustainable innovation with initiatives such as the "Intelligent Water Conservation + Circular Economy" model. The company embraces new energy applications, recycled packaging, and energy-efficient hub upgrades. Looking ahead, ZTO's strategies will focus on balancing growth with risk resilience, leveraging institutional innovation and technology to shape the future of sustainable logistics.

Topics We Focus On

- Corporate Governance
- Compliance and Business Ethics
- Diversity and Inclusion
- Risk Management
- Waste Management
- Water Resources Management
- Use of Packaging Materials

Corresponding SDGs





6 CLEAN WATER AND SANITATION

11 SUSTAINABLE CITIES AND COMMUNITIES

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

Our Actions

- Optimize the performance and remuneration system of the Board of Directors through independent and diversified governance
- Continue to optimize risk control and compliance, improve internal review mechanisms, conduct internal audits and enhance risk management
- Conduct internal audits and training to fight against corruption and uphold business ethics
- Standardize the use of packaging materials to reduce its impact on the environment
- Improve the management of water resources and waste to promote a clean ecosystem



Ensuring Operational Compliance

Compliant and stable corporate governance is essential in business development. ZTO has always prioritized compliance and integrity in its business activities. To achieve sustainable development, we strengthen corporate governance, enhance risk control and compliance management and implement a culture of integrity, safeguard the long-term interests of stakeholders and improve the Company's operational resilience.

Corporate Governance

Systematic and standardized corporate governance is the foundation for building a sustainable company. ZTO prioritizes the improvement of its governance system, abides by national laws and regulations such as the Company Law of the People's Republic of China, Code of Corporate Governance for Listed Companies, and Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, to create a robust governance framework.

• Corporate Governance Structure



Annual General Meeting
Board of Directors
Executive Leadership
Audit Committee
Compensation Committee
Nominating and Corporate Governance Committee
ESG Committee

Corporate Governance Chart

ZTO has established a governance system where general meeting of shareholders, Board of Directors and management work in a coordinated manner. The Board of Directors has established committees to improve decision-making mechanism, including audit committee, remuneration committee, nomination and corporate governance committee and ESG committee. Each committee adheres to the Company's systems and management needs to provide effective decision support and ensure standardized decision-making. This realizes a clear division of responsibilities with effective coordination to protect the legal rights and interests of the Company and shareholders.

• Board Independence and Diversity

ZTO believes that diversity in the corporate governance system can promote growth and enhance the Company's value. During the selection of director candidates, the Company evaluates candidates based on their professional skills, ethics and integrity, nationality, age, gender, ethnicity and cultural background. These factors are taken into account based on the principle of diversity, along with the business model. The Company appoints independent directors in accordance with laws and regulations. The incumbent board members have extensive experience in risk management, internet, artificial intelligence, finance and other areas, providing diverse perspectives to foster effective decision-making that contributes to the Company's growth.



ZTO board composition and structure
Number of board members
Number of female board members
Percentage of female board memebers
Percentage of independent directors on ESG committee
ESG
10
1
10%
50%

• Performance and Remuneration

ZTO's remuneration committee has established a transparent and equitable remuneration policy and structure. An annual evaluation of the board's governance performance is also conducted to improve directors and employees' capabilities. ESG performance indicators are incorporated into the board's performance evaluation, which include ESG system development, risk management and other key indicators to create a remuneration and incentive mechanism that focuses on sustainable development.

Risk Control and Compliance

ZTO prioritizes compliance governance and risk management. We have established a risk management system, standardized and strengthened internal management, and implemented risk control and compliance in all aspects of the Company's operations to prevent and control risks and ensure the Company's sustainable development. The Company complies with the Sarbanes-Oxley Act (SOX), and focuses on the identification, prevention and control of risks as part of our internal governance and risk management standards. We have also formulated the ZTO Express Supplier Management System to assess the performance, integrity and anti-corruption compliance of suppliers, optimize supplier resources and minimize procurement compliance risks. During the reporting period, the Company conducted business ethics training for suppliers who violated compliance regulations, and those with serious violations were included in the list of untrustworthy entities.

• Risk Management System

ZTO continues to optimize its risk management system, defining the responsibilities of the audit committee, internal audit department and other functional departments involved in risk control.



Functional Departments
Internal Audit Department
Audit Committee
First line of defense
• Conduct risk self-assessment, manage and respond to various risks within the Company
Second line of defense
• Monitor the implementation of risk management
• Optimize internal control processes
• Inspect and track the progress of risk control at subsidiaries
Third line of defense
• Assess and determine acceptable risk levels
• Conduct regular reviews on risk management

ZTO Express Three Lines of Defence Model


• Risk Identification and Control

ZTO regularly conducts risk identification and evaluation in accordance with SOX regulations. It assesses the Company's internal risks, especially major risks that affect its finances, identifies key risk factors in various processes, and devises risk control measures to boost the Company's ability in preventing and managing risks. The Company identified major risks in 2024, including potential risks in system authority management, such as mismatch between authority and responsibilities and abuse of authority and stability, quality and cost risks in supply chain management. ZTO has taken a number of measures in response to these risks, including reviewing and reassigning responsibilities, and optimizing the real-time change mechanism to ensure job synchronization when roles have been changed. Furthermore, the Company has improved supplier selection, onboarding and assessment to reduce related risks.

The Company also identified emerging risks. Apart from climate risks, potential risks arising from digital transformation were identified, including system compatibility issues, data security protection and cyberattack prevention. The following mitigation measures were devised:



Consistent Investments and Upgrades

- Regular assessment on necessity and feasibility of technology upgrades
- Increase investments in technology to fulfil market needs
- New system modules that facilitate business growth, boost operational efficiency and service quality



Strengthen Network Security Protection

- Establish and improve network security management system
- Regular system security checks and upgrades were performed, while security measures were strengthened, including firewalls, encryption and intrusion detection systems
- Trained employee to improve their network security awareness and prevention capabilities



Strengthen Data Backup and Recovery

- Newly built remote data center for disaster recovery and conducts regular backups of critical data to ensure business operations can be quickly restored in the event of system failure or data loss
- A robust data backup system was developed to provide technical support for emerging business models

• Internal Control

In 2024, the Company formulated the ZTO Express Audit System, ZTO Express Network Monitoring Management Regulations and Compliance Review Measures Handbook to define the rights and duties of internal audit and supervision, ensure that audit and supervision are exercised within the stipulated scope, and safeguard the legal rights and interests of ZTO employees and outlets. The Company conducted compliance reviews on its Houma Sorting Center, and e-commerce service departments at Hunan Loudi and Zhejiang Huangyan in 2024. The review significantly improved the compliance awareness and level of the relevant departments.

• Developing a Risk Culture

ZTO provides annual risk compliance training for all employees and management across all levels. External entities are also invited to conduct risk management training for directors, including executive directors, non-executive directors and independent directors. Compliance training is also conducted for suppliers. Through internal and external training, we strengthen employees' and partners' risk management and control awareness and build a strong defense against risks.

Compliance Training for External Suppliers

ZTO not only strengthens internal risk management but also strives to improve its partnership with external suppliers. The Company held a compliance forum for over 50 external suppliers in December 2024, which aimed to raise awareness on business ethics and the ZTO Express Supplier Management System. Through the sharing of cases, suppliers gained a better understanding of the Company's standards and requirements for cooperation. Roundtable discussions were also held to foster communication between the Company and suppliers, and boost compliance development.

Business Ethics

Business ethics management is ZTO's top priority in corporate governance. Committed to the principles of integrity and ethics, the Company abides by China's laws and regulations. We continue to improve our business ethics audits, focusing on the Clean Action campaign to promote clean operations. In addition, we have established anti-corruption systems to improve the reporting of suspected bribes and other illegal activities. The Company opposes any form of corruption, bribery and unfair practices.

• Business Ethics and Anti-Corruption

ZTO advocates integrity and ethics, requiring all employers to work with honesty and ethical behavior to create a clean working environment. We comply with the Company Law of the People's Republic of China, Anti-Unfair Competition Law of the People's Republic of China, Law of the People's Republic of China on Anti-Corruption and Bribery, Interim Provisions on Prohibition of Commercial Bribery, Anti-Money Laundering Law of the People's Republic of China , Criminal Law of the People's Republic of China and Supervision Law of the People's Republic of China, and other regulations. We have also formulated the Regulations on the Implementation of Integrity Supervision and Code of Business Conduct and Ethics, which stipulate that all employees, suppliers and contractors must not engage in corruption, bribery, fraud, money laundering, unfair competition, as well as environment, health and safety violations.

To further strengthen internal business ethics management, business ethics performance is linked to employee assessment. Anti-corruption and bribery policies are also applied to charitable and political donations.



• Anti-corruption Audits

ZTO conducts annual anti-corruption and business ethics audits and unscheduled audits depending on business needs. The board's audit committee is tasked with overseeing these audits, while the Network and Integrity Supervision Office acts as an independent department. Audits are conducted on all outlets, business operations and contractors 22 integrity audits were conducted on over 620 outlets in 2024 to strengthen business ethics in corporate governance. There were no incidents of corruption, bribery, discrimination, harassment, money laundering, or insider trading during the reporting period. During the reporting period, the Company did not engage in any litigation cases related to business ethics, and there was no concluded legal case regarding corrupt practice brought against the Company or its employees. Through internal self-inspection, 30 risks related to corruption and bribery, 1 risk related to customer privacy breaches, and 12 risks related to conflicts of interest were identified. All of above risks were processed immediately in accordance with Company's policies. Moreover, no incidents related to discrimination, harassment, money laundering, or insider trading occurred.

Corrective action is taken with various departments to address issues identified during integrity inspections. Integrity discussions are held for serious issues and employees are required to submit travel reimbursement applications to avoid excess expenses. In terms of procurement, audits are strengthened to detect potential fraud, unapproved contracts and personal reimbursement claims. The Company established the ZTO Express Work Regulations on Management of Integrity Discussions and held integrity discussions with employees at all levels.

• Anti-corruption Training

ZTO values the creation of an environment of compliance and integrity. The Company organizes various anti-corruption activities that aimed to raise awareness on the Company's business ethics standards among directors, all employees, and suppliers. They are also required to sign the Compliance Commitment Letter to ensure business integrity.

 **Various awareness programs strengthen the promotion of integrity and build a strong line of defense against corruption**

ZTO Express Clean Action Integrity Education Promotion Week

ZTO launched its Clean Action Integrity Education Promotion Week and conducted an assessment in December 2024. The campaign adopted various methods to promote employees' understanding of integrity, including organizing seminars on ethics, producing short films on integrity, improving awareness of anti-corruption, and utilizing WeChat Moments. A total 153 integrity promotion activities were held, and 2 short films on integrity were produced in 2024.

Integrity Warnings During Major Festivals

The Company issued self-discipline reminders to employees during special occasions prone to integrity violations, such as Mid-Autumn Festival and National Day.

• Expand Reporting Channels

ZTO has expanded its reporting channels to create an environment of open communication. In addition to email, phone, mail, scheduled appointments, and other reporting channels, we have integrated the Speak Up and Anti-Corruption Reporting platforms to ensure effective reach. Employees are encouraged to report violations in accordance with laws and regulations, while a reward system for anti-corruption reporting was established. We also encourage suppliers and other partners to monitor and maintain integrity.

Moreover, the Company prohibits the disclosure of whistleblowers' personal information, the status of reported cases and other information. Retaliation against whistleblowers is not permitted, and they are protected from unfair treatment, including dismissal, demotion, suspension, workplace discrimination and bias due to their reporting of violations.



Whistleblowing Handling Process

Whistleblower enters the report information/Recipient of the report enters the report information → Assigning tasks to the appointed individual → Verification and processing by the recipient personne → Recording the processing results

Report telephone number	Report email address	Mobile reporting channel	Driver reporting channel	Report mailing address
18930660110 (WeChat)	lianzheng@zto.com	Baohe APP - Integrity Supervision - Integrity Supervision Reporting	YouTrans APP - Integrity Reporting	Network and Integrity Supervision Office, 12th Floor, Building 1, ZTO Express Group, No. 1685 Huazhi Road, Huaxin Town, Qingpu District, Shanghai

24/7 independent reporting channels of ZTO Express

Strengthening Environmental Management

Under the Board of Directors' leadership, ZTO has improved its environmental governance and complies with the Environmental Protection Law of the People's Republic of China. The Company has also formulated its environmental policy to achieve sustainable development, improve resource efficiency, boost environmental performance and reduce harmful effects on the environment. Environmental governance is conducted in accordance with the ISO 14001 environmental management standards, while performance indicators are constantly monitored. In addition, environment issues are reported on a regular basis and the Company communicates with stakeholders to improve environmental governance efficiency.

The Company's environmental policies supervise and restrict various operational processes, including production operations, business facilities, products and services, logistics, waste management, due diligence as well as mergers and acquisitions. The policies also apply to suppliers, contractors, service providers and other business partners.

During the reporting period, the Company passed the annual ISO 14001 environmental management system review with no major environmental violations and liabilities.



Water Resources Management

The Company abides by the Water Pollution Prevention and Control Law of the People's Republic of China and Water Law of the People's Republic of China, and continues to improve water resources management. Municipal water is used in the Company's business operations, and we do not directly extract water from natural sources.

Water-saving measures are implemented across all business processes, and water resource utilization efficiency evaluation is carried out to understand municipal water supply and drainage systems, water resources and local climate conditions. This allows the Company to identify issues related to water use and take measures to improve water resource utilization efficiency. The Company also promotes its water-saving concept and encourages employees to use water efficiently through training and advocacy activities.

ZTO sets annual water resources management goals and achieves these goals through various water-saving measures, use of alternative water sources and water reuse.



Permeable Pavements

The sidewalks are made with permeable pavers, while grass pavers are used for parking spaces. Quality roof rainwater is also harvested and stored for reuse, while sponge city facilities such as sunken green spaces are set up for water retention and purification, contributing to staggered peak water drainage.



Water-efficient Irrigation System for Outdoor Greening

The outdoor greening system integrates landscape design and water-efficient irrigation systems such as micro-sprinklers and drop irrigation. Soil moisture sensors and rain shut-off sensors are also used to control water usage.



Water-saving Technologies and Devices

The water supply and drainage system was developed based on local conditions, utilizing water resources and adopting effective pipeline leakage measures. A water balance chart was created and the water system's pressure zones were designed to ensure there are no overflows.



Water-Saving Sanitary Ware

The Company uses water-saving sanitary ware only, while water treatment equipment and facilities with low water consumption are used.

Water Resources[8]	Unit	2024
Water withdrawal[9]	10,000 tons	758
Water discharge	10,000 tons	720
Water consumption	10,000 tons	38
Water consumption intensity	Tons/Million RMB	8.56

8 Municipal water is the Company's main source of water supply.

9 Historical calculation results have been retroactively revised this year.

Waste Management

ZTO abides by the Law of the People's Republic of China on the Prevention and Control of Environment Pollution Caused by Solid Waste, National Catalogue of Hazardous Waste, Opinions on Comprehensively Strengthening Ecological and Environmental Pollution and Resolutely Fighting the Tough Battle of Pollution Prevention and Control, and other laws and regulations. To ensure compliance in discharge of pollutants and waste, we conduct an evaluation of waste generated in business processes, such as conveyor belts and oil waste, to determine their type and amount. The waste is handed over to organizations that handle waste recycling and disposal.

Pollution and waste management targets were set during the reporting period, and the following waste management initiatives were carried out to achieve the targets:



Used technology and processes with low energy consumption and emissions, including conveyors with drum pulleys as well as maintenance-free and pollution-free transmission systems to reduce pollution caused by machinery lubrication



Waste generated from the use of equipment, such as conveyor belts and oil waste, is handled by recycling and waste treatment organizations. Waste lubricating oil can be recycled and reused to reduce pollution



Various work processes were gradually moved online to promote a paperless office

Waste gas[10]	Unit	2024	Waste discharge	Unit	2024
Total emissions	Tons	8,012	Total amount of non-hazardous waste	Tons	11,696
Nitrogen oxide (NOx)	Tons	7,364			
Sulfur oxide (SOx)	Tons	9	Total amount of hazardous waste	Tons	121
Particulate matter	Tons	639			

10 Diesel vehicles are a significant source of air emissions. The calculation of air emissions is based on the Stock Exchange of Hong Kong's Reporting Guidance on Environmental KPIs.

 **Training conducted to enhance employees' environmental management skills**

To increase the service life and use frequency of eco-friendly bags, the Company conducted training on the use of eco-friendly bags at outlets. The training focused on the proper use of eco-friendly bags and operational precautions. The Company aimed to reduce the loss and misplacement rates of reusable bags and lower retention rates to increase the use of eco-friendly bags and reduce packaging waste.



Appendix I: Summary of Key Performance

Key Performance Indicators		Unit/No.	2022	2023	2024
Business Performance					
Parcel volume		100 million parcels	244	302	340
No. of pickup/delivery outlets		No.	31,000	31,000	31,000
Domestic sorting hubs		No.	98	99	95
Automated sorting equipment		Set	458	464	595
Line-haul vehicles		No.	11,000	10,000	10,000
Line-haul routes		No.	3,750	3,900	3,900
High-capacity trailer truck		No.	9,700	9,200	9,400
Environmental Category					
Direct Energy Consumption					
Diesel		Tons	420,256	444,284	461,778
Indirect Energy Consumption					
Purchased electricity		MWh	558,351	681,557	765,452
Energy Consumption					
Direct energy consumption		Tons of Standard Coal Equivalent	612,355.02	648,856.31	681,496.33
Indirect energy consumption		Tons of Standard Coal Equivalent	68,621.33	83,763.42	94,074.06
Total energy consumption		Tons of Standard Coal Equivalent	680,976.35	732,619.73	775,570.39
Energy consumption intensity		Tons of Standard Coal Equivalent /RMB10,000 of Revenue	0.192	0.191	0.175
Greenhouse Gas Emissions					
Direct emissions (scope 1)		Metric Tons CO_2e	1,324,339	1,402,275	1,497,388
Indirect emissions (scope 2)		Metric Tons CO_2e	318,428	388,692	410,742
Other indirect emissions (scope 3)	Transparent tape	Metric Tons CO_2e	1,718	2,151	2,655
	Waybill	Metric Tons CO_2e	49,251	54,537	70,298
	Others	Metric Tons CO_2e	78,945	98,277	117,390
Total greenhouse gas emissions (scope 1+2+3)		Metric Tons CO_2e	1,772,680	1,945,932	2,098,473
Intensity of greenhouse gas emissions		kg CO_2e / RMB10,000 of Revenue	501	507	474
		kg CO_2e /parce	0.073	0.064	0.062

Key Performance Indicators	Unit/No.	2022	2023	2024
Water Resources				
Water Withdrawal	10,000 Tons	885	742	758
Waste				
Total non-hazardous waste	Tons	3,168	9,464	11,696
Emission intensity of non-hazardous waste	Tons/Million RMB of revenue	0.090	0.246	0.264
Total hazardous waste	kg	3,936	97,568	120,579
Emission intensity of hazardous waste	kg/Million RMB of revenue	0.112	2.540	2.720
Air Emissions				
Sulfur oxides (sox)	Tons	7.96	8.41	8.85
nitrogen oxides (nox)	Tons	7,241	7,313	7,364
particulate matters	Tons	599	624	639
Packaging Consumables				
Total amount of packaging materials	Tons	57,383,105	64,617,003	86,687,647
Packaging material intensity	kg/Million RMB of revenue	1,622.05	1,681.91	1,957.68
E-waybill usage rate	%	100	100	100
Cumulative input in reusable bags for logistics transfers	10,000 pieces	3,225	4,415	5,343
Cumulative investment of recycling devices	Units	25,327	26,683	28,017
Percentage of slim tape purchased by headquarters	%	100	100	100
Environmental Training				
Environmental training	Times	10	12	13
Social Categor				
Overview of Employees				
Total number of employees	Persons	24,888	23,554	24,477
Full-time	Persons	24,888	23,554	24,477
Part-time	Persons	0	0	0
Male	Persons	15,941	15,072	15,636
Female	Persons	8,947	8,482	8,841


Key Performance Indicators	Unit/No.	2022	2023	2024
Employees aged 29 and below	Persons	6,753	5,771	6,191
Employees aged 30 to 50	Persons	14,982	15,031	15,216
Employees aged above 50	Persons	3,153	2,752	3,070
Percentage of female senior managers	%	18	18	18
Percentage of employees of ethnic minorities	%	5.52	5.88	6.22
Percentage of employees with disabilities	%	0	0	0
Employee turnover rate	%	24.09	24.32	23.35
Male employee turnover rate	%	22.68	22.4	22.21
Female employee turnover rate	%	26.48	27.5	25.28
Turnover rate of employees aged 29 and below	%	35.67	35.21	34.49
Turnover rate of employees aged 30 to 50	%	18.69	20.12	18.99
Turnover rate of employees aged above 50	%	18.38	18.99	17.03
Turnover Rate of domestic employees (including Hong Kong, Macao, and Taiwan)	%	/	22.91	23.31
Turnover rate of foreign employees	%	/	60.92	25.70
Turnover rate of Cambodian employees	%	/	20.11	0.00
Turnover rate of Laotian employees	%	/	27.12	35.37
Turnover rate of Thai employees	%	/	81.01	93.75
Occupational Health and Safety				
Lost time injury frequency rate	Milllion work hours	1.32	1.40	1.44
Number of work-related deaths	Persons	7	8	6
Work-related fatality rate	%	0.03	0.03	0.02
Staff Training				
Number of training sessions	Times	334	302	1,030
Total employee training hours	Hours	55,465	194,780	34,643
Percentage of trained employees	%	27.85	41.35	76.88
Average employee training hours	Hours	8	20	13
Male employees trained	Persons	4,159	6,431	13,110
Female employees trained	Persons	2,773	3.308	5,709

Key Performance Indicators	Unit/No.	2022	2023	2024
Senior management personnel trained	Persons	21	189	126
Middle management personnel trained	Persons	821	2,026	2,008
Frontline employees trained	Persons	6,090	7,524	16,685
Customer Service				
Customer satisfaction	Score	91	94	96
Number of customer compliants	per 10 thousand orders	/	1.99	1.95
Percentage of product recalls due to health and safety reasons	%	——	——	Product recalls are not applicable as the Company does not produce physical products and mainly provides courier services


Appendix II: Index of ESG Indicators

Main Categories, Aspects, General Disclosures and Key Performance Indicators		Environmental, Social and Governance Report 2024
A. Environment		
Aspect A1	**Emissions**	
General Disclosure	Information on waste gas and greenhouse gas emissions, water and land pollution, generation of hazardous and non-hazardous waste: (a) Policies, and (b) Information on compliance with laws and regulations that significantly affect the issuer. Note: Waste gas emissions include nitrogen oxide, sulfur oxide and other pollutants regulated by national laws and regulations Greenhouse gas emissions include carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulfur hexafluoride. Hazardous waste refers to those defined by national regulations.	Climate change response Strengthening Environmental Management
Key Performance Indicator **A1.1**	Types of emissions and related emissions data	Climate change response Strengthening Environmental Management Summary of Key Performance
Key Performance Indicator **A1.2**	Direct (Scope 1) and indirect (Scope 2) greenhouse gas emissions (measured in tons) and if applicable, intensity (calculated per unit of production, per facility, etc).	Climate change response Summary of Key Performance
Key Performance Indicator **A1.3**	Total amount of hazardous waste generated (measured in tons) and if applicable, intensity (calculated per unit of production, per facility, etc.).	Strengthening Environmental Management Summary of Key Performance
Key Performance Indicator **A1.4**	Total amount of non-hazardous waste generated (measured in tons) and if applicable, intensity (calculated per unit of production, per facility, etc.).	Strengthening Environmental Management Summary of Key Performance
Key Performance Indicator **A1.5**	Description of the emission reduction targets and the steps taken to achieve these targets	Climate change response Strengthening Environmental Management
Key Performance Indicator **A1.6**	Description of handling methods for hazardous and non-hazardous waste, waste reduction targets and the steps taken to achieve these targets	Strengthening Environmental Management
Aspect A2	**Use of Resources**	
General Disclosure	Policies on efficient use of resources, including energy, water and other raw materials. Note: Resources can be used for production, storage, transportation, buildings, electronic devices, etc.	Climate change response Green Actions Strengthening Environmental Management
Key Performance Indicator **A2.1**	Total direct and/or indirect energy consumption in kilowatt hours, and intensity (calculated per unit of production, per facility) by type of energy source, including electricity, gas or oil.	Climate change response Summary of Key Performance
Key Performance Indicator **A2.2**	Total water consumption and intensity, such as per unit of production, per facility.	Strengthening Environmental Management Summary of Key Performance
Key Performance Indicator **A2.3**	Description of energy efficiency targets and the steps taken to achieve these targets.	Climate change response Strengthening Environmental Management
Key Performance Indicator **A2.4**	Description of any issues related to the availability of water sources, water efficiency targets and the steps taken to achieve these targets.	Strengthening Environmental Management
Key Performance Indicator **A2.5**	The total amount of packaging materials used for finished products (measured in tons) and if applicable, the amount per production unit.	Green Actions

Main Categories, Aspects, General Disclosures and Key Performance Indicators		Environmental, Social and Governance Report 2024
Aspect A3	**The Environment and Natural Resources**	
General Disclosure	Policies on reduction of the issuer's impact on the environment and natural resources.	Climate change response Green Actions Strengthening Environmental Management
Key Performance Indicator **A3.1**	Description of the impact of business activities on the environment and natural resources, as well as actions taken to manage the impact.	Climate change response Green Actions Strengthening Environmental Management
Aspect A4	**Climate Change**	
General Disclosure	Policies on identification and mitigation of climate-related issues that have or may affect the issuer.	Climate change response
Key Performance Indicator **A4.1**	Description of significant climate-related issues that have or may affect the issuer, and the actions taken to address these issues.	Climate change response
B. Social		
Aspect B1	**Employment**	
General Disclosure	Information on remuneration and dismissal, recruitment and promotion, working hours, leave benefits, equal opportunities, diversity, anti-discrimination, etc.: (a) Policies and (b) Information on compliance with laws and regulations that affect the issuer.	Delivering Employee Care
Key Performance Indicator **B1.1**	Total number of employees categorized by gender, type of employment (full-time or part-time), age group and location.	Delivering Employee Care Summary of Key Performance
Key Performance Indicator **B1.2**	Employee turnover rate by gender, age group and location.	Delivering Employee Care Summary of Key Performance
Aspect B2	**Health and Safety**	
General Disclosure	Information on providing a safe working environment and ensuring employees are protected from occupational hazards: (a) Policies and (b) Information on compliance with laws and regulations that have a significant impact on the issuer.	Delivering Employee Care
Key Performance Indicator **B2.1**	The number and rate of work-related fatalities per year over the past three years.	Delivering Employee Care Summary of Key Performance
Key Performance Indicator **B2.2**	The number of working days lost due to work-related injuries.	Delivering Employee Care
Key Performance Indicator **B2.3**	Description of occupational health and safety measures that were adopted, as well as implementation and monitoring methods.	Delivering Employee Care
Aspect B3	**Development and Training**	
General Disclosure	Policies on enhancing employees' knowledge and skills to perform their duties. Description of training activities. Note: Training refers to vocational training, which may include internal and external courses funded by the employer.	Supporting Employee Development
Key Performance Indicator **B3.1**	Percentage of trained employees categorized by gender and employee classification, such as senior management and middle management.	Supporting Employee Development Summary of Key Performance
Key Performance Indicator **B3.2**	Average number of training hours completed per employee by gender and employee classification.	Supporting Employee Development Summary of Key Performance



Main Categories, Aspects, General Disclosures and Key Performance Indicators		Environmental, Social and Governance Report 2024
Aspect B4	**Labor Standards**	
General Disclosure	Information on prevention of child and forced labor: (a) Policies and (b) Information on compliance with laws and regulations that have a significant impact on the issuer.	Delivering Employee Care
Key Performance Indicator **B4.1**	Description of measures taken to review recruitment practices to prevent child and forced labor.	Delivering Employee Care
Key Performance Indicator **B4.2**	Description of the steps taken to address violations once they have been detected.	Delivering Employee Care
Aspect B5	**Supply Chain Management**	
General Disclosure	Policies on managing environmental and social risks in the supply chain.	Building a Responsible Supply Chain
Key Performance Indicator **B5.1**	Number of suppliers by area.	Building a Responsible Supply Chain
Key Performance Indicator **B5.2**	Description of practices related to the engagement of suppliers, the number of suppliers who adopt these practices, as well as related implementation and monitoring methods.	Building a Responsible Supply Chain
Key Performance Indicator **B5.3**	Description of practices on the identification of environmental and social risks at each stage of the supply chain, as well as related implementation and monitoring methods.	Building a Responsible Supply Chain
Key Performance Indicator **B5.4**	Description of practices that promote the use of eco-friendly products and services during the selection of suppliers, as well as related implementation and monitoring methods.	Building a Responsible Supply Chain
Aspect B6	**Product Responsibility**	
General Disclosure	Information on health and safety, advertising, labeling of products and services provided, privacy issues, and rectification measures: (a) Policies and (b) Information on compliance with laws and regulations that have a significant impact on the issuer.	Prioritizing Customers
Key Performance Indicator **B6.1**	Percentage of product recalls due to health and safety reasons.	Not Applicable as the Company's business does not involve issues related to products sold or shipped
Key Performance Indicator **B6.2**	The number of complaints received on products and services, as well as measures to address these complaints .	Prioritizing Customers
Key Performance Indicator **B6.3**	Description of practices related to maintaining and safeguarding intellectual property rights.	Building a Strong Foundation in Innovation
Key Performance Indicator **B6.4**	Description of quality inspection process and product recall procedures.	Not Applicable as the Company's business does not involve issues related to quality assurance process and recall procedures.
Key Performance Indicator **B6.5**	Description of consumer data protection and privacy policies, as well as related implementation and monitoring methods.	Prioritizing Customers

Main Categories, Aspects, General Disclosures and Key Performance Indicators		Environmental, Social and Governance Report 2024
Aspect B7	**Anti-corruption**	
General Disclosure	Information on prevention of bribery extortion, fraud and money laundering: (a) Policies and (b) Information on compliance with laws and regulations that have a significant impact on the issuer.	Ensuring Operational Compliance
Key Performance Indicator **B7.1**	The number of corruption lawsuits filed against the issuer or its employees during the reporting period, and litigation outcomes.	Ensuring Operational Compliance
Key Performance Indicator **B7.2**	Description of preventive measures and reporting procedures, as well as implementation and monitoring methods.	Ensuring Operational Compliance
Key Performance Indicator **B7.3**	Description of anti-corruption training provided to directors and employees.	Ensuring Operational Compliance
Aspect B8	**Community Investment**	
General Disclosure	Policies on community engagement to understand their needs, and ensuring business activities take into account community rights.	Building Thriving Rural Communities Promoting Community Welfare
Key Performance Indicator **B8.1**	Main areas of contribution, such as education, environmental issues, labor, health, culture and sports.	Building Thriving Rural Communities Promoting Community Welfare
Key Performance Indicator **B8.2**	Allocation of resources, such as money or time in the main areas of contribution.	Building Thriving Rural Communities Promoting Community Welfare



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